UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File No. 0-53646

Grown Rogue International Inc. (formerly: Novicius Corp.)

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

TABLE OF CONTENTS

1.           Grown Rogue International Inc. (formerly: Novicius Corp.) (the “Company”), Definitive Transaction Agreement dated October 31, 2018, between the Company, Grown Rogue Canada Inc., Novicius Acquisition Corp., and Grown Rogue Unlimited, LLC as filed on Sedar on November 15, 2018

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 15, 2018	GROWN ROGUE INTERNATIONAL INC.
(Formerly: Novicius Corp.)

	By:	/s/ James Cassina
Name: James Cassina
Title: Chief Financial Officer

DEFINITIVE TRANSACTION AGREEMENT

between

NOVICIUS CORP.

and

GROWN ROGUE CANADA INC.

and

Novicius Acquisition Corp.

and

GROWN ROGUE UNLIMITED, LLC

October 31, 2018

TABLE OF CONTENTS

Article 1
DEFINITIONS AND INTERPRETATION		2
1.1	Definitions	2
1.2	Certain Rules of Interpretation	9
1.3	Governing Law	10
1.4	Entire Agreement	10
1.5	Knowledge	10
1.6	Schedules and Exhibits	10

Article 2
THE TRANSACTION		11
2.1	GRU Acquisition	11
2.2	Three-Cornered Amalgamation	12
2.3	Effect of Three-Cornered Amalgamation	12
2.4	Post-Transaction Share Capital	13

Article 3
REPRESENTATIONS AND WARRANTIES OF NOVICIUS		13
3.1	Corporate Existence	13
3.2	Qualified to Carry on Business	13
3.3	Compliance with Laws, Rules and Regulations	13
3.4	Subsidiaries	14
3.5	Minute Books	14
3.6	Restrictive Agreements	14
3.7	Information in the Novicius Disclosure Documents	14
3.8	Authorized Capital	14
3.9	Due Registration and Compliance	15
3.10	Convertible Securities	15
3.11	Interest in Material Transactions	15
3.12	Financial Statements	15
3.13	Bankruptcy	15
3.14	Liabilities	15
3.15	Reportable Event with Auditors	16
3.16	Title to Assets	16
3.17	Material Change	16
3.18	Legal Proceedings	16
3.19	Default or Breach	16
3.20	Employment Contracts	17
3.21	Material Contracts	17
3.22	Swaps	17
3.23	Payment of Dividends	17
3.24	Default of Applicable Securities Laws	17
3.25	Corporate Capacity	17
3.26	Binding Obligation	18
3.27	Shareholder Approval	18
3.28	Taxes	18
3.29	Sale by Insiders	19
3.30	Valid Licences and Permits	19
3.31	Agreements to Indemnify	19

(i)

3.32	Related Party Indebtedness	19
3.33	Brokerage Fees, etc.	19
3.34	Records	19
3.35	Government Filings	19
3.36	Shareholder Rights Protection Plan	20
3.37	Shareholders Agreement	20
3.38	Prohibition to Act as Director or Officer	20
3.39	Completion of Transaction	20
3.40	Judgments	20
3.41	No Expropriation	20
3.42	Compliance with Continuous Disclosure	20
3.43	Prior Issuances of Securities, Foreign Registration	21
3.44	Suspension of Trading	21
3.45	Listing of Resulting Issuer Shares	21
3.46	Reporting Issuer	21
3.47	Registrar and Transfer Agent	21
3.48	Minimum Number of Novicius Shareholders	21
3.49	No Consents Required from Third Parties	21
3.50	Cash Position	22
3.51	Creditors of Novicius	22
3.52	Intellectual Property	22
3.53	Divestment of Interests in Natural Resources	22
3.54	Environmental Permits	23
3.55	Environmental Matters	23

Article 4
REPRESENTATIONS AND WARRANTIES OF NOVICIUS SUBCO		24
4.1	Corporate Existence	24
4.2	Bankruptcy	24
4.3	Qualified to Carry on Business	24
4.4	Compliance with Laws, Rules and Regulations	24
4.5	Subsidiaries	24
4.6	Minute Books	25
4.7	Restrictive Agreements	25
4.8	Authorized Capital	25
4.9	Convertible Securities	25
4.10	Interest in Material Transactions	25
4.11	Absence of Undisclosed Liabilities	25
4.12	Reportable Event with Auditors	25
4.13	Title to Assets	26
4.14	Material Change	26
4.15	Legal Proceedings	26
4.16	Default or Breach	26
4.17	Employment Contracts	27
4.18	Material Contracts	27
4.19	Swaps	27
4.20	Payment of Dividends	27
4.21	Default of Applicable Securities Laws	27
4.22	Corporate Capacity	27
4.23	Binding Obligation	27
4.24	Taxes	28

(ii)

4.25	Sale by Insiders	28
4.26	Valid Licences and Permits	28
4.27	Operations	28
4.28	Agreements to Indemnify	29
4.29	Indebtedness	29
4.30	Brokerage Fees, etc.	29
4.31	Records	29
4.32	Shareholder Rights Protection Plan	29
4.33	Shareholders Agreement	29
4.34	Prohibition to Act as Director or Officer	29
4.35	Completion of Transaction	29
4.36	Judgments	29

Article 5
REPRESENTATIONS AND WARRANTIES OF GROWN ROGUE CANADA		30
5.1	Corporate Existence	30
5.2	Bankruptcy	30
5.3	Qualified to Carry on Business	30
5.4	Compliance with Laws, Rules and Regulations	30
5.5	Subsidiaries	30
5.6	Minute Books	31
5.7	Restrictive Agreements	31
5.8	Authorized Capital	31
5.9	Convertible Securities	31
5.10	Interest in Material Transactions	31
5.11	Absence of Undisclosed Liabilities	31
5.12	Reportable Event with Auditors	32
5.13	Title to Assets	32
5.14	Material Change	32
5.15	Legal Proceedings	32
5.16	Default or Breach	32
5.17	Employment Contracts	33
5.18	Material Contracts	33
5.19	Swaps	33
5.20	Payment of Dividends	33
5.21	Default of Applicable Securities Laws	33
5.22	Corporate Capacity	33
5.23	Binding Obligation	33
5.24	Taxes	34
5.25	Sale by Insiders	34
5.26	Valid Licences and Permits	34
5.27	Operations	34
5.28	Agreements to Indemnify	35
5.29	Indebtedness	35
5.30	Brokerage Fees, etc.	35
5.31	Records	35
5.32	Shareholder Rights Protection Plan	35
5.33	Shareholders Agreement	35
5.34	Prohibition to Act as Director or Officer	35
5.35	Completion of Transaction	36
5.36	Judgments	36

(iii)

Article 6
REPRESENTATIONS AND WARRANTIES OF GRU		36
6.1	Corporate Existence	36
6.2	Qualified to Carry on Business	36
6.3	Compliance with Laws, Rules and Regulations	36
6.4	Subsidiaries	37
6.5	Minute Books	37
6.6	Restrictive Agreements	37
6.7	No Corporate Restrictions	37
6.8	Authorized Capital	37
6.9	Due Registration and Compliance	37
6.10	Convertible Securities	37
6.11	Interest in Material Transactions	38
6.12	Financial Statements	38
6.13	Absence of Undisclosed Liabilities	38
6.14	Bankruptcy	38
6.15	Reportable Event with Auditors	38
6.16	Title to Assets	38
6.17	Material Change	39
6.18	Legal Proceedings	39
6.19	Default or Breach	39
6.20	Employment Contracts	39
6.21	Employee Plans	40
6.22	Material Contracts	40
6.23	Swaps	40
6.24	Payment of Dividends	40
6.25	Default of Applicable Securities Laws	41
6.26	Limited Liability Capacity	41
6.27	Binding Obligation	41
6.28	Taxes	41
6.29	Sale by Insiders	41
6.30	Valid Licenses and Permits	41
6.31	Agreements to Indemnify	42
6.32	Related Party Indebtedness	42
6.33	Brokerage Fees, etc.	42
6.34	Records	42
6.35	Government Filings	42
6.36	Shareholder Rights Protection Plan	43
6.37	Unitholders Agreement	43
6.38	Prohibition to Act as Manager, Director or Officer	43
6.39	Completion of Transaction	43
6.40	Judgments	43
6.41	No Expropriation	43
6.42	No Consents Required from Third Parties	43
6.43	Creditors of GRU	43
6.44	Intellectual Property	43
6.45	Environmental Permits	44
6.46	Environmental Matters	44
6.47	Insurance	45

(iv)

Article 7
COVENANTS IN RESPECT OF THE TRANSACTION		45
7.1	Private Placement by Grown Rogue Canada	45
7.2	Appointment of Agents	45
7.3	Private Placement by GRU	46
7.4	GRU Debentures	46
7.5	Preparation of Documents	46
7.6	Corporate Governance	46
7.7	Grown Rogue Canada Shareholder Approval	47
7.8	GRU Unitholders Approval	47
7.9	Novicius Shareholder Approval	47
7.10	Business of Grown Rogue Canada and GRU	47
7.11	Negative Covenants in Respect of Grown Rogue Canada and GRU	47
7.12	Positive Covenants in Respect of Grown Rogue Canada and GRU	49
7.13	Grown Rogue Canada and GRU Satisfaction of Conditions	50
7.14	Grown Rogue Canada and GRU Obligation to Keep Fully Informed	51
7.15	Grown Rogue Canada and GRU Conduct with respect to Representations and Warranties	51
7.16	Access to Information by Grown Rogue Canada and GRU	51
7.17	Grown Rogue Canada Closing Documents	51
7.18	Business of Novicius	51
7.19	Negative Covenants in Respect of Novicius	52
7.20	Positive Covenants Respect of Novicius	53
7.21	Novicius Satisfaction of Conditions	54
7.22	Novicius to Keep Grown Rogue Canada and GRU Fully Informed	55
7.23	Novicius Conduct in Respect of Representations and Warranties	55
7.24	Access to Information by Novicius	55
7.25	Novicius Closing Documents	55
7.26	Merger of Covenants	56

Article 8
CLOSING CONDITIONS		56
8.1	Mutual Conditions	56
8.2	Novicius Conditions	57
8.3	Grown Rogue Canada and GRU Conditions	59
8.4	Consents—Merger	61

Article 9
TERMINATION AND SURVIVAL		61
9.1	Termination	61

Article 10
CLOSING		62
10.1	Date and Place of Closing	62
10.2	Payment of Outstanding Novicius Debt and Novicius Transaction Costs	62
10.3	Fees, Costs and Expenses	62

Article 11
GENERAL		63
11.1	Time of Essence	63
11.2	Notices	63
11.3	Further Assurances	64

(v)

11.4	No Broker	65
11.5	Public Notice	65
11.6	Amendment and Waiver	65
11.7	Assignment and Enurement	65
11.8	Severability	65
11.9	Counterparts	65
11.10	Facsimile Signatures	66
.1	In this Agreement:	1
.2	Amalgamation	3
.3	On the Effective Date:	3
.4	Amalgamated Corporations	3
.5	Issuance of Resulting Issuer Shares Upon Amalgamation	4
.6	Modification or Termination of Amalgamation	5
.7	Articles of Amalgamation	5
.8	Covenants of Grown Rogue Canada	5
.9	Covenants of Novicius	6
.10	Covenants of Novicius Subco	6
.11	Further Covenants of Novicius Subco	6
.12	Representation and Warranty of Novicius	6
.13	Representation and Warranty of Grown Rogue Canada	7
.14	Representation and Warranty of Novicius Subco	7
.15	Conditions Precedent	7
.16	Governing Law	7
.17	Amendment and Waiver	7
.18	Counterparts	8
.19	Delivery	8
.20	Further Assurances	8

(vi)

DEFINITIVE TRANSACTION AGREEMENT

THIS AGREEMENT is dated the 31st day of October, 2018.

BETWEEN :

NOVICIUS CORP., a corporation existing under the Business Corporations Act (Ontario)

(“Novicius”)

– and –

GROWN ROGUE CANADA INC., a company existing under the Business Corporations Act (Ontario)

(“Grown Rogue Canada”)

– and –

NOVICIUS ACQUISITION CORP., a corporation existing under the Business Corporations Act (Ontario)

(“Novicius Subco”)

– and –

GROWN ROGUE UNLIMITED, LLC, a limited liability company existing under the laws of Oregon

(“GRU”)

CONTEXT:

A.	Novicius and Grown Rogue Canada entered into an amended and restated letter agreement dated effective July 4, 2018 (the “Letter Agreement”), in connection with a business combination to combine the business, operations and assets of Novicius with the business, operations and assets of GRU.

B.	The completion of the Transaction shall, among other things, result in the exchange of all outstanding GRU Units, GRU Warrants and GRU Debentures for Resulting Issuer Shares, Resulting Issuer Warrants and Resulting Issuer Debentures, respectively, in accordance with the provisions of this Agreement and certain GRU Securities Exchange Agreements to be entered into between Novicius and each of the holders of GRU Units, GRU Warrants and GRU Debentures (a form of which is attached hereto as Exhibit A).

C.	The completion of the Transaction shall also result in the exchange of the outstanding Grown Rogue Canada Common Shares and Grown Rogue Canada Warrants for Resulting Issuer Shares and Resulting Issuer Warrants, respectively, in accordance with the provisions of this Agreement and the Three-Cornered Amalgamation Agreement (attached hereto as Exhibit B).

D.	The completion of the Transaction is intended to result in the listing of the Resulting Issuer Shares on the CSE.

FOR GOOD AND VALUABLE CONSIDERATION, the Parties agree as follows:

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement, the following words and terms have the meanings ascribed to them below:

(a)	“Agency Agreement” means the agency agreement dated July 5, 2018, as amended on August 14, 2018, between Novicius, Grown Rogue Canada, GRU and the Agents with respect to the Private Placement;

(b)	“Agents” means M Partners Inc. and PI Financial Corp.;

(c)	“Agreement” means this agreement, including all Schedules and Exhibits, as it may be supplemented or amended by written agreement between the Parties;

(d)	“Amalco” means the continuing corporation constituted upon the amalgamation of Novicius Subco and Grown Rogue Canada;

(e)	“Amalco Common Shares” means common shares in the capital of Amalco;

(f)	“Books and Records” means, without limitation, books, ledgers, files, lists, reports, plans, logs, deeds, surveys, correspondence, operating records, Tax Returns and other data and information, including all data and information stored on computer-related or other electronic media, maintained with respect to Novicius and Grown Rogue Canada;

(g)	“Business Day” means any day excluding a Saturday, Sunday or statutory holiday in the Province of Ontario;

(h)	“Breaching Party” has the meaning set forth in Section 9.1(b);

(i)	“Cal-Green” means Cal-Green Farms Inc., a corporation existing under the laws of Wyoming;

(j)	“Cal-Green Transaction” means the acquisition of licensing rights to the ProGenX technology from Cal-Green to GRU in connection with a technology licensing agreement;

(k)	“Canadian GAAP” means Canadian Generally Accepted Accounting Principles, providing the framework of broad guidelines, conventions, rules and procedures of accounting in Canada;

(l)	“Certificate of Amalgamation” means the Certificate of Amalgamation to be issued pursuant to the OBCA giving effect to the Three-Cornered Amalgamation;

(m)	“Claim” means any claim, demand, action, cause of action, suit, arbitration, investigation, proceeding, complaint, grievance, charge, prosecution, assessment or reassessment, including any appeal or application for review;

(n)	“Closing Date” means the date, which, subject to Section 9.1 hereof, is the date upon which the closing of the Transaction will take place;

(o)	“Communication” means any notice, demand, request, consent, approval or other communication which is required or permitted by this Agreement to be given or made by a Party;

(p)	“Contract” means any agreement, understanding, undertaking, commitment, licence or lease, whether written or oral;

(q)	“CSE” means the Canadian Securities Exchange;

(r)	“Encumbrance” means any security interest, mortgage, charge, pledge, hypothec, lien, encumbrance, restriction, option, adverse claim, right of others or other encumbrance of any kind;

(s)	“Environmental Laws” means applicable federal, provincial, state, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters;

(t)	“Governmental Entity” means any federal, provincial, state, local, municipal, regional, territorial, or other government, governmental or public department, branch, ministry, or court, domestic or foreign, including any district, agency, commission, board, arbitration panel or authority exercising or entitled to exercise any administrative, executive, judicial, ministerial, prerogative, legislative, regulatory or taxing authority or power of any nature as well as any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of them, and any subdivision of any of them;

(u)	“Grown Rogue Canada” means Grown Rogue Canada Inc., a corporation existing under the OBCA;

(v)	“Grown Rogue Canada Broker Warrants” means the purchase warrants entitling the Agent to purchase Grown Rogue Canada Units as set out in the Agency Agreement;

(w)	“Grown Rogue Canada Common Shares” means the common shares in the capital of Grown Rogue Canada;

(x)	“Grown Rogue Canada Shareholders” means the holders of Grown Rogue Canada Common Shares;

(y)	“Grown Rogue Canada Units” means one Grown Rogue Canada Common Share and one Grown Rogue Canada Warrant;

(z)	“Grown Rogue Canada Warrantholder” means a holder of the Grown Rogue Canada Warrants;

(aa)	“Grown Rogue Canada Warrants” means the common share purchase warrants of Grown Rogue Canada exercisable into one Grown Rogue Canada Common Share at an exercise price of $0.55 per Grown Rogue Canada Common Share for 24 months after the Closing Date;

(bb)	“GRU” means Grown Rogue Unlimited, LLC, a limited liability company existing under the laws of Oregon;

(cc)	“GRU Acquisition” means the proposed transaction whereby Novicius will become the owner of 100% of the total number of issued and outstanding GRU Units and securities convertible into GRU Units, as set out in the GRU Securities Exchange Agreements;

(dd)	“GRU Debentures” means the convertible secured debentures issued by GRU for gross proceeds of $1,500,000;

(ee)	“GRU Financial Statements” means the audited financial statements of GRU for the year ended October 31, 2017 and the unaudited financial statements of GRU for the six month period ending April 30, 2018;

(ff)	“GRU Private Placement” has the meaning set forth in Section 7.3;

(gg)	“GRU Securities Exchange Agreements” means each of the securities exchange agreements between Novicius and each of the holders of GRU Units, GRU Warrants and GRU Debentures with respect to the GRU Acquisition, substantially in the forms attached as Exhibit A hereto;

(hh)	“GRU Subscription Receipts” means the subscription receipts issued under the GRU Private Placement, exchangeable into GRU Units and GRU Warrants pursuant to the terms of the subscription agreement entered into in connection with the GRU Private Placement;

(ii)	“GRU Technology” has the meaning set forth in Section 6.44(b);

(jj)	“GRU Unitholders” means the holders of GRU Units;

(kk)	“GRU Units” means the common units of GRU;

(ll)	“GRU Warrants” means the purchase warrants of GRU exercisable into one GRU Unit at an exercise price of $0.55 per GR Unit for 24 months after the Closing Date;

(mm)	“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB);

(nn)	“Intellectual Property” means all intellectual property and industrial property rights and assets, and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, pursuant to the applicable Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) trademarks, service marks, trade names, brand names, logos, slogans, trade dress, design rights and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of, and symbolized by, and all registrations, applications and renewals for, any of the foregoing, (b) internet domain names, whether or not trademarks, web addresses, web pages, websites and related content, URLs and accounts with Twitter, Facebook and other social media companies, and the content found thereon and related thereto, (c) works of authorship, expressions, designs and design registrations, whether or not copyrightable, including copyrights, author, performer, moral and neighboring rights, and all registrations, applications for registration and renewals of such copyrights, (d) inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information and all rights therein, including any information with respect to any marijuana strains or cannabis products, (e) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, reexaminations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models) issued by any Governmental Entity, (f) semiconductor chips and mask works, (g) all licenses for intellectual property granted to third parties, (h) all future income and proceeds from any intellectual property and from the licenses listed in (g) above, and (i) all rights to damages, royalties and profits by reason of the past, present or future infringement or other misuse of any intellectual property;

(oo)	“Intellectual Property Rights” means all rights arising with respect to any Intellectual Property;

(pp)	“Law” or “Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and the terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity, and the term “applicable” with respect to Laws and in a context that refers to one or more Persons, means that the Laws apply to the Person or Persons, or its or their business, undertaking, property or securities, and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(qq)	“Letter Agreement” has the meaning set forth in the Recitals above;

(rr)	“Loss” means any loss, liability, damage, cost, expense, charge, fine, penalty or assessment including the costs and expenses of any action, suit, proceeding, demand, assessment, judgment, settlement or compromise and all interest, punitive damages, fines, penalties and all reasonable professional fees and disbursements on a 100 percent, complete indemnity basis, excluding loss of profits;

(ss)	“Material Adverse Effect” means a material adverse effect on the business or financial position, condition, assets or properties of a Party or any Affiliate thereof that is reasonably to be expected to result in losses, individually or in the aggregate, of at least $100,000, or could reasonably be expected to have a materially adverse effect on the ability of such Party or any Affiliate thereof to operate or conduct its business in the manner in which it is currently operated or to consummate the Transaction;

(tt)	“Maximum Novicius Debt” means, as at October 15, 2018, $368,977.43 and US$23,467.59 plus (i) the Novicius Transaction Costs from October 16, 2018 to the Closing Date (provided however that such Novicius Transaction Costs shall include legal fees from October 1, 2018 to the Closing Date) and (ii) any reasonable costs and expenses incurred by Novicius in the ordinary course of business since October 16, 2018, plus receivables;

(uu)	“Novicius” means Novicius Corp., a company existing under the OBCA;

(vv)	“Novicius Common Shares” means the common shares in the capital of Novicius;

(ww)	“Novicius Debt Conversion” means the debt conversion transaction by which Novicius will use commercially reasonable efforts to procure agreements from the holders of Novicius’ debt as described in Exhibit C to assign a portion of such debt to Novicius Subco, which assigned debt will subsequently be converted into Novicius Subco Units at a conversion price of $0.44 per Novicius Subco Unit, such that upon completion of the Debt Conversion the working capital deficit of Novicius will be reduced to be no more than the Maximum Novicius Debt;

(xx)	“Novicius Disclosure Documents” means:

(i)	documents filed by or on behalf of Novicius that are publicly available in electronic form on the System for Electronic Document Analysis and Retrieval, commonly known as “SEDAR”;

(ii)	the agreements and other materials which have been added to the virtual data room set up for the Transaction; and

(iii)	the reports, registration statements and other documents filed by or on behalf of Novicius with the United States Securities and Exchange Commission (the “SEC”) that are publicly available through the SEC’s EDGAR system;

(yy)	“Novicius Financial Statements” means the audited financial statements of Novicius for the years ended August 31 2015, 2016, and 2017, and the unaudited financial statements of Novicius for the three and six months and nine months ended May 31, 2018;

(zz)	“Novicius Share Consolidation” means the consolidation of Novicius Common Shares on a one and four tenths for one (1.4:1) basis and the corresponding adjustments to the terms of any securities convertible into Novicius Common Shares;

(aaa)	“Novicius Shareholders” means the holders of Novicius Common Shares;

(bbb)	“Novicius Shareholders Meeting” means the special meeting of Novicius Shareholders held on May 31, 2017 with respect to, among other things, the Related Matters;

(ccc)	“Novicius Subco” means, Novicius Acquisition Corp., a wholly owned subsidiary of Novicius;

(ddd)	“Novicius Subco Common Shares” means the Class A common shares and the Class B common shares in the capital of Novicius Subco;

(eee)	“Novicius Subco Shareholders” means the holders of Novicius Subco Common Shares;

(fff)	“Novicius SubCo Warrantholder” means a holder of the Novicius Subco Warrants;

(ggg)	“Novicius Subco Warrants” means the common share purchase warrants of Novicius Subco exercisable into one Novicius Subco Common Share at an exercise price of $0.55 per Novicius Subco Common Share for 24 months after the Closing Date;

(hhh)	“Novicius Transaction Costs” means the reasonable costs and fees incurred by Novicius or its Subsdiaries in facilitating the Transaction and shall include, among other things, any legal, accounting, regulatory compliance, transfer agent fees and, if applicable, shareholder meeting material costs relating to the Transaction;

(iii)	“OBCA” means the Business Corporations Act (Ontario);

(jjj)	“OTCQB” means the OTCQB tier of the over-the-counter stock market of the OTC Markets Group, Inc.;

(kkk)	“Parties” means Novicius, Grown Rogue Canada, Novicius Subco and GRU;

(lll)	“Person” means an individual, body corporate, sole proprietorship, partnership, trust, unincorporated association, unincorporated syndicate, unincorporated organization, or another entity, and a natural person acting in his or her individual capacity or in his or her capacity as executor, trustee, administrator or legal representative, and any Governmental Entity;

(mmm)	“Personal Information Form” means CSE Form 3 - Personal Information Form;

(nnn)	“Private Placement” has the meaning ascribed thereto in Section 7.1;

(ooo)	“Related Matters” means:

(i)	the approval of a special resolution approving the filing of articles of amendment to change the name of Novicius; and

(ii)	the approval of the Novicius Share Consolidation;

(ppp)	“Resulting Issuer” means Novicius as constituted upon the Three-Cornered Amalgamation becoming effective;

(qqq)	“Resulting Issuer Broker Warrants” means the purchase warrants entitling the Agent to purchase Resulting Issuer Units as set out in the Agency Agreement;

(rrr)	“Resulting Issuer Shares” means the post-consolidated common shares of Novicius upon the Three-Cornered Amalgamation becoming effective;

(sss)	“Resulting Issuer Units” means one Resulting Issuer Share and one Resulting Issuer Warrant;

(ttt)	“Resulting Issuer Warrants” means the common share purchase warrants of the Resulting Issuer each exercisable into one Resulting Issuer Share at an exercise price of $0.55 per Resulting Issuer Share for 24 months after the Closing Date;

(uuu)	“Subscription Receipts” means the subscription receipts issued under the Private Placement, exchangeable into Grown Rogue Canada Units pursuant to the Agency Agreement;

(vvv)	“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and will include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of existing contracts, agreements and commitments, and, in the case of Novicius, includes Novicius Subco;

(www)	“Swaps” means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

(xxx)	“Tax” means all taxes, duties, fees, premiums, assessments, imposts, levies, rates, withholdings, dues, government contributions and other charges of any kind whatsoever, whether direct or indirect, together with all interest, penalties, fines, additions to tax or other additional amounts, imposed by any Governmental Entity;

(yyy)	“Tax Act” means the Income Tax Act (Canada), together with any and all regulations promulgated thereunder, as amended from time to time;

(zzz)	“Tax Return” means any return, report, declaration, designation, election, undertaking, waiver, notice, filing, information return, statement, form, certificate or any other document or materials relating to Taxes, including any related or supporting information with respect to any of the foregoing, filed or to be filed with any Governmental Entity in connection with the determination, assessment, collection or administration of Taxes;

(aaaa)	“Technology” has the meaning set forth in Section 3.52(b);

(bbbb)	“Terminating Party” has the meaning set forth in Section 9.1(b);

(cccc)	“Three-Cornered Amalgamation” means the amalgamation of Grown Rogue Canada and Novicius Subco and the subsequent transaction with the Resulting Issuer as contemplated in this Agreement and the Three-Cornered Amalgamation Agreement attached to this Agreement as Exhibit B;

(dddd)	“Three-Cornered Amalgamation Effective Date” means the effective date of the Three-Cornered Amalgamation as set forth in the Certificate of Amalgamation issued to Amalco;

(eeee)	“Transaction” means, collectively, the GRU Acquisition, the Private Placement, the Novicius Share Consolidation, the Novicius Debt Conversion, Three-Cornered Amalgamation, and all other applicable transactions and financings contemplated by this Agreement;

(ffff)	“Transaction Agreements” means the agreements entered into with respect to the Transaction; and

(gggg)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

1.2	Certain Rules of Interpretation

(a)	In this Agreement, words signifying the singular number include the plural and vice versa, and words signifying gender include all genders. Every use of the word “including” in this Agreement is to be construed as meaning “including, without limitation”.

(b)	The division of this Agreement into Articles and Sections, the insertion of headings and the provision of a table of contents are for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(c)	References in this Agreement to an Article, Section, Schedule or Exhibit are to be construed as references to an Article, Section, Schedule or Exhibit of or to this Agreement.

(d)	Unless otherwise specified in this Agreement, time periods within which or following which any payment is to be made or act is to be done will be calculated by excluding the day on which the period begins and including the day on which the period ends. If the last day of a time period is not a Business Day, the time period will end on the next Business Day.

(e)	Unless otherwise specified, any reference in this Agreement to any statute includes all regulations made under or in connection with that statute from time to time, and is to be construed as a reference to that statute as amended, supplemented or replaced from time to time.

(f)	In the event of any conflict or inconsistency between the statements in the body of the Agreement and the Schedules and Exhibits, the statements in the body of this Agreement will prevail.

1.3	Governing Law

This Agreement is governed by, and is to be construed and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in that Province.

1.4	Entire Agreement

This Agreement, together with the agreements and other documents to be delivered pursuant to this Agreement, constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, including the Letter Agreement, and there are no representations, warranties or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set out in this Agreement or the other agreements and documents delivered pursuant to this Agreement. No Party has been induced to enter into this Agreement in reliance on, and there will be no liability assessed, either in tort or contract, with respect to, any warranty, representation, opinion, advice or assertion of fact, except to the extent it has been reduced to writing and included as a term in this Agreement or in one of the other agreements and documents delivered pursuant to this Agreement.

1.5	Knowledge

Where the phrase “to the knowledge of Novicius”, “to the knowledge of Novicius Subco”, “to the knowledge of Grown Rogue Canada”, or “to the knowledge of GRU” is used, such phrase will mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon the collective knowledge of the directors, and officers, and “knowledge” means the actual knowledge of each such person after due inquiry (which will not require any new third party audits or studies or require any enquiries of third parties), provided, however, that for purposes of Section 6.29 only, “knowledge of GRU” shall mean the actual knowledge of J. Obie Strickler.

1.6	Schedules and Exhibits

The following Schedules and Exhibits are attached to and incorporated by reference into this Agreement:

Exhibit	Subject Matter

A	Forms of GRU Securities Exchange Agreement
B	Form of Three-Cornered Amalgamation Agreement
C	Novicius Debt
3.44	Suspension of Trading (Novicius)
3.52	Intellectual Property (Novicius)
6.4	Subsidiaries (GRU)
6.10	Convertible Securities (GRU)
6.13	Absence of Undisclosed Liabilities (GRU)
6.20	Employment Contracts (GRU)
6.21	Material Contracts (GRU)
6.37	Voting Agreements
6.43	Intellectual Property (GRU)

Article 2
THE TRANSACTION

2.1	GRU Acquisition

(a)	Novicius and each of the holders of GRU Units, GRU Warrants and GRU Debentures will enter into the GRU Securities Exchange Agreement which shall result in:

(i)	the exchange of all of the GRU Units (not including the GRU Units issued under the GRU Private Placement) for an aggregate of 55,500,000 Resulting Issuer Shares at a deemed price of $0.44 per Resulting Issuer Share;

(ii)	the exchange of the GRU Units issued under the GRU Private Placement for one Resulting Issuer Share per GRU Unit at a deemed price of $0.44 per Resulting Issuer Share;

(iii)	the exchange of all of the GRU Warrants for one Resulting Issuer Warrant per GRU Warrant on substantially the same terms; and

(iv)	the exchange of all of the GRU Debentures for debentures of the Resulting Issuer on substantially the same terms.

(b)	The GRU Acquisition shall be completed after the CSE have provided its approval of the Transaction and on a day as agreed to by GRU and Novicius.

(c)	The GRU Acquisition shall result in Novicius owning 100% of the membership units of GRU including any securities convertible into membership units of GRU.

2.2	Three-Cornered Amalgamation

Novicius, Novicius Subco, and Grown Rogue Canada will effect the Three-Cornered Amalgamation on the terms and subject to the conditions contained in this Agreement and the Three-Cornered Amalgamation Agreement attached hereto as Exhibit B.

2.3	Effect of Three-Cornered Amalgamation

The Three-Cornered Amalgamation will become effective on the Three-Cornered Amalgamation Effective Date and at such time, among other things:

(a)	Novicius Subco and Grown Rogue Canada will amalgamate to form Amalco pursuant to the OBCA in the manner set out in the Three-Cornered Amalgamation Agreement attached hereto as Exhibit B;

(b)	immediately upon the amalgamation of Novicius Subco and Grown Rogue Canada pursuant to Section 2.3(a):

(i)	each Grown Rogue Canada Shareholder will receive, instead of Amalco Common Shares, one Resulting Issuer Share in exchange for each issued and outstanding Grown Rogue Canada Common Share held by such shareholder, and the Grown Rogue Canada Common Shares exchanged thereby will be cancelled without reimbursement of the capital represented by such shares;

(ii)	each Grown Rogue Canada Warrantholder will receive, instead of warrants in Amalco, one Resulting Issuer Warrant in exchange for each Grown Rogue Canada Warrant held by such warrantholder, and the Grown Rogue Canada Warrants exchanged thereby will be cancelled;

(iii)	the Agent will receive, instead of broker warrants in Amalco, one Resulting Issuer Broker Warrant in exchange for each Grown Rogue Canada Broker Warrant held by the Agent, and the Grown Rogue Canada Broker Warrants exchanged thereby will be cancelled;

(iv)	each Novicius Subco Shareholder (other than the Resulting Issuer) will receive, instead of Amalco Common Shares, one Resulting Issuer Share in exchange for each issued and outstanding Novicius Subco Common Share held by such shareholder, and the Novicius Subco Common Shares exchanged thereby will be cancelled without reimbursement of the capital represented by such shares;

(v)	each Novicius Subco Warrantholder will receive, instead of warrants in Amalco, one Resulting Issuer Warrant in exchange for each Novicius Subco Warrant held by such warrantholder, and the Novicius Subco Warrants exchanged thereby will be cancelled;

(vi)	in consideration of the issuance by the Resulting Issuer of the Resulting Issuer Shares, Resulting Issuer Warrants and Resulting Issuer Broker Warrants pursuant to Sections 2.3(b)(i), 2.3(b)(ii), 2.3(b)(iii), 2.3(b)(iv), and 2.3(b)(v), Amalco will issue to the Resulting Issuer one Amalco Common Share for each Resulting Issuer Share so issued; and

(vii)	the Resulting Issuer will receive one Amalco Common Share in exchange for each Novicius Subco Common Share held by the Resulting Issuer and the Novicius Subco Common Shares exchanged thereby will be cancelled without reimbursement of the capital represented by such shares.

2.4	Post-Transaction Share Capital

(a)	Upon completion of the Transaction and subject to adjustment based on the gross proceeds raised in the GRU Private Placement, and the amount of debt converted in the Novicius Debt Conversion, it is anticipated that:

(A)	the current holders of Novicius Shares will own approximately 5.5% of the Resulting Issuer Shares;

(B)	the former GRU Members will own approximately 84.8% of the Resulting Issuer Shares;

(C)	purchasers of Subscription Receipts under the Private Placement will own approximately 8.6% of the Resulting Issuer Shares; and

(D)	Participants in the Novicius Debt Conversion will own approximately 1.1% of the Resulting Issuer Shares.

For greater certainty, to the extent the amount of debt converted in the Novicius Debt conversion is greater than as contemplated on Schedule “C”, the percentages above shall be adjusted accordingly.

Article 3
REPRESENTATIONS AND WARRANTIES OF NOVICIUS

Novicius represents and warrants to Grown Rogue Canada and GRU, and acknowledges that each of Grown Rogue Canada and GRU are relying upon such representations and warranties in connection with the purposes of this Agreement, as follows:

3.1	Corporate Existence

Novicius and each of its Subsidiaries has been duly incorporated and is validly existing under the laws of the jurisdiction of its incorporation and has all requisite corporate capacity, power and authority to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own its properties and assets.

3.2	Qualified to Carry on Business

Novicius and each of its Subsidiaries is authorized to carry on business under the laws of each jurisdiction in which it carries on a material portion of its business.

3.3	Compliance with Laws, Rules and Regulations

Novicius and each of its Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable Laws and, in particular, all applicable licensing and environmental legislation, regulations or other requirements of Law of any Governmental Entity applicable to it of each jurisdiction in which it carries on a material portion of its business. Novicius and each of its Subsidiaries holds all licences, registrations and qualifications in all jurisdictions in which it carries on a material portion of its business which are necessary to carry on the business of Novicius and its Subsidiaries, as now conducted and as presently proposed to be conducted, all such licences, registrations or qualifications are valid and existing and in good standing and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect on the business of Novicius as now conducted or as presently proposed to be conducted. Novicius is not aware of any legislation, regulation, rule or other requirements of Law presently in force or publicly proposed to be brought into force which Novicius anticipates Novicius will be unable to comply with without a Material Adverse Effect on the business of Novicius as now conducted or as presently proposed to be conducted.

3.4	Subsidiaries

Other than Novicius Subco, ICE Studio Productions Inc., and Doubletap Daily Inc. (“Doubletap”), which are direct or indirect wholly-owned subsidiaries of Novicius Novicius does not have any Subsidiaries and Novicius is not “affiliated” with, nor is it a “holding corporation” of, any other body corporate (within the meaning of those terms in the OBCA).

3.5	Minute Books

The minute books for Novicius and each of its Subsidiaries contain full, true and correct copies of the constating documents of such respective entities, and contain copies of all minutes of all meetings and all consent resolutions of the directors, committees of directors and shareholders of such respective entities and all such meetings were duly called and properly held and all consent resolutions were properly adopted.

3.6	Restrictive Agreements

Neither Novicius, nor any of its Subsidiaries, is a party to or bound by or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of Novicius or its Subsidiaries to compete in any line of business, transfer or move any of its assets or operations or which materially and adversely affects the present business practices, operations or condition of Novicius or its Subsidiaries.

3.7	Information in the Novicius Disclosure Documents

The information and statements set forth in the Novicius Disclosure Documents are true, correct, and complete in all material respects and did not contain any misrepresentation, as of the date of such information or statements and were prepared in accordance with and complied with applicable securities Laws and Novicius has not filed any confidential material change reports still maintained on a confidential basis.

3.8	Authorized Capital

The authorized capital of Novicius consists of an unlimited number of common shares and an unlimited number of preference shares, of which 5,283,164 common shares and no preference shares are issued and outstanding as fully paid and non-assessable shares of Novicius. Upon completing the Novicius Share Consolidation, the issued and outstanding number of Novicius Common Shares shall be 3,773,689 (subject to rounding).

3.9	Due Registration and Compliance

Novicius is a “reporting issuer” in good standing in the Province of Ontario. Novicius is in compliance in all material respects with all applicable Laws. No securities commission or other authority of any government or self-regulatory organization, including the CSE, has issued any order preventing the Transaction.

3.10	Convertible Securities

No person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of Novicius or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right (whether or not on condition(s)) for the purchase or any other acquisition of any unissued securities of Novicius, except for warrants exercisable for 208,211 common shares.

3.11	Interest in Material Transactions

Other than as disclosed by Novicius or pursuant to the Transaction, none of the directors, officers or employees of Novicius, any person who owns, directly or indirectly, more than 10% of any class of securities of Novicius, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any material transaction or any proposed material transaction with Novicius, including the Transaction, which, as the case may be, materially affects, is material to or will materially affect Novicius.

3.12	Financial Statements

The Novicius Financial Statements as set out in the Novicius Disclosure Documents or otherwise do fairly present, in all material respects and in accordance with IFRS, the financial position and condition, the results of the operations, cash flows and other information purported to be shown therein of Novicius on a consolidated basis as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Novicius on a consolidated basis as at the dates thereof required to be disclosed in accordance with IFRS, and include all adjustments necessary for a fair presentation.

3.13	Bankruptcy

Neither Novicius, nor any of its Subsidiaries, has made any assignment for the benefit of its creditors nor has any receiving order been made against it under applicable bankruptcy legislation or similar Laws of any other jurisdiction, nor has any petition for such an order been served upon it, nor has it attempted to take the benefit of any legislation with respect to financially distressed debtors.

3.14	Liabilities

Neither Novicius, nor any of its Subsidiaries, have any outstanding indebtedness or any liabilities or obligations (whether accrued, absolute, contingent or otherwise) including under any guarantee of any debt except to the extent reflected in Exhibit C attached hereto, Novicius Transaction Costs and liabilities in the ordinary course of business each incurred since October 16, 2018 (except for for Novicius legal fees which shall be incurred since October 1, 2018).

3.15	Reportable Event with Auditors

There has not been any reportable event (within the meaning of Section 4.11 of NI 51-102 of the Canadian Securities Administrators) with the auditors of Novicius.

3.16	Title to Assets

Each of Novicius, or its Subsidiaries, own, possess and have good and marketable title to all of their respective undertakings, property and assets including all the undertaking, property and assets to be reflected in the most recent balance sheet included in the Novicius Financial Statements, free and clear of all Encumbrances. The undertaking, property and assets of Novicius, and its Subsidiaries, comprise all of the undertaking, assets and property necessary for each to carry on its business as it is currently operated.

3.17	Material Change

Except as contemplated herein, there has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Novicius or any of its Subsidiaries from the position set forth in the Novicius Financial Statements and there has not been any adverse material change in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of Novicius or any of its Subsidiaries since December 31, 2017, other than the suspension of operations of DoubleTap in contemplation of this Transaction, and since that date there have been no material facts, transactions, events or occurrences which would materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of Novicius or any of its Subsidiaries.

3.18	Legal Proceedings

There are no actions, suits, proceedings or inquiries in existence or, to the knowledge of Novicius, pending or threatened against or affecting Novicius or any of its Subsidiaries at law or in equity or before or by any federal, provincial, municipal or other Governmental Entity which may in any way materially adversely affects, or in any way may materially adversely affect, the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of Novicius or its properties or assets, or in respect of any of its Subsidiaries, or which affects or may affect the Transaction or which would impair the ability of Novicius to consummate the Transaction or to duly observe and perform any of its covenants or obligations contained in any of the Transaction Agreements and to Novicius’ knowledge, there is no existing ground on which such action, suit, proceeding or inquiry might by commenced with any reasonable likelihood of success.

3.19	Default or Breach

Neither Novicius nor any of its Subsidiaries is in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this Agreement, the other Transaction Agreements or any of the transactions contemplated hereby by Novicius, does not and will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would result in a breach of or constitute a default under: (i) any term or provision of the articles, by laws or resolutions of the directors (or any committee thereof) or shareholders of Novicius or its Subsidiaries; (ii) any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which Novicius or its Subsidiaries is a party or by which it is bound; or (iii) any Law applicable to Novicius or its properties or assets, or applicable to its Subsidiaries, which default or breach would reasonably be expected to result in a Material Adverse Effect on the business of Novicius and its Subsidiaries as now conducted and currently proposed to be conducted, or would impair the ability of Novicius to consummate the Transaction or any of the transactions contemplated hereby or to duly observe and perform any of its covenants or obligations contained in any of the Transaction Agreements.

3.20	Employment Contracts

Novicius has no employees and is therefore not a party to any oral or written contracts of employment. Novicius, and its Subsidiaries, is and has been in compliance with all terms and conditions of employment and all Laws respecting employment, including pay equity, accessibility, wages, hours of work, overtime, employment standards, human rights and occupational health and safety. Neither Novicius, nor its Subsidiaries, is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Novicius, threatened, or any litigation actual, or to the knowledge of Novicius, threatened, relating to employment or termination of employment of employees or engagement or termination of engagement of independent contractors.

3.21	Material Contracts

There are no undisclosed material contracts or agreements to which Novicius or its Subsidiaries is a party, or by which they are bound. For the purposes of this subparagraph, any contract or agreement pursuant to which Novicius or a Subsidiary will, or may reasonably be expected to, result in a requirement to expend more than an aggregate of $25,000 or receive or be entitled to receive revenue of more than $25,000 in either case in the next 12 months, or is out of the ordinary course of business of Novicius, shall be considered to be material.

3.22	Swaps

Novicius and its Subsidiaries are currently not a party to any Swaps.

3.23	Payment of Dividends

There is not in the constating documents or by-laws of Novicius, or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which Novicius is a party, any restriction upon or impediment to the declaration of dividends by the directors of Novicius or payment of dividends by Novicius to the holders of the common shares.

3.24	Default of Applicable Securities Laws

Novicius is not in material default of any material requirement of applicable securities Laws.

3.25	Corporate Capacity

Novicius has full corporate capacity, power and authority to enter into this Agreement and the Transaction Agreements and to perform its obligations set out herein and therein and this Agreement and the Transaction Agreements are duly authorized, executed and delivered by Novicius and this Agreement and the Transaction Agreements are legal, valid and binding obligations of Novicius enforceable against Novicius in accordance with their respective terms, subject to laws relating to creditors’ rights generally and except as rights to indemnity may be limited by applicable law.

3.26	Binding Obligation

The execution, delivery and performance of this Agreement by Novicius and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no further consent or authorization of the board of directors or shareholders of Novicius is required, except for:

(a)	the consent of the Novicius Shareholders to approve the Transaction in accordance with the requirements of the CSE.; and

(b)	the approval by the board of directors of Novicius for the name change of the Resulting Issuer in accordance with Section 8.1(g) and the Novicius Share Consolidation;

3.27	Shareholder Approval

The Novicius Shareholders Meeting was properly convened and the resolutions of the Novicius Shareholders approving the change of name of Novicius and authorizing the consolidation of the Novicius Common Shares at the Novicius Shareholders Meeting were validly passed by the requisite number of Novicius Shareholders and such resolutions validly approve (i) the change of Novicius’ name and (ii) the Novicus Share Consolidation, and such approval has not been amended or rescinded in any way and, to the knowledge of Novicius, such approval is not expired and remains effective as of the date hereof.

3.28	Taxes

Novicius and its Subsidiaries has duly and timely filed, in proper form, returns required to be filed by them in respect of taxes under the Tax Act, the income tax legislation of any province of Canada or any foreign country having jurisdiction over affairs of Novicius or each of its Subsidiaries for all periods in respect of which such filings have heretofore been required, and all taxes shown thereon and all taxes owing have been paid or accrued on the books of Novicius and there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, provincial or other income tax return for any period, and all payments by Novicius and each of its Subsidiaries to any non-resident of Canada have been made in accordance with applicable legislation in respect of withholding tax; there are no assessments or reassessments respecting Novicius pursuant to which there are amounts owing or discussions in respect thereof with any taxing authority, and Novicius and each of its Subsidiaries has withheld from each payment made to any of its officers, directors, former directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation.

3.29	Sale by Insiders

To the knowledge of Novicius, no insider of Novicius has a present intention to sell any securities of Novicius held by such insiders.

3.30	Valid Licences and Permits

In respect of the assets, properties and businesses of Novicius that are operated by it or its Subsidiaries, each of Novicius or its Subsidiaries holds all valid licences, permits and similar rights and privileges that are required and necessary under applicable law to operate the assets, properties and businesses of Novicius or its Subsidiaries as presently operated.

3.31	Agreements to Indemnify

Neither Novicius, nor any of its Subsidiaries, is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of Novicius and applicable laws, indemnification agreements or covenants that are entered into arising in the ordinary course of business, including operating and similar agreements, indemnification and contribution provisions in agency and underwriting agreements, credit agreements with Novicius’ banks, in subscription receipt agreements and transfer agency agreements) or any other like commitment of the obligations, liabilities (contingent or otherwise) of indebtedness of any other person (other than Novicius).

3.32	Related Party Indebtedness

As at October 15, 2018, other than as disclosed in Exhibit C attached hereto, neither Novicius, nor any of its Subsidiaries, has any loans or other indebtedness either outstanding nor contingent which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm’s length with Novicius that are currently outstanding.

3.33	Brokerage Fees, etc.

Other than as provided for in this Agreement or in the other Transaction Agreements, neither Novicius, nor any of its Subsidiaries, has incurred any obligation or liability (absolute, accrued, contingent or otherwise) for brokerage fees, finder’s fees, underwriter’s or agent’s commission or other similar forms of compensation with respect to the transactions contemplated hereby.

3.34	Records

The books of account and other records of Novicius on a consolidated basis, whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices.

3.35	Government Filings

All filings made by Novicius, or any of its Subsidiaries, under which each has received or is entitled to government incentives, have been made in accordance, in all material respects, with all applicable legislation and contain no misrepresentations of material fact or omit to state any material fact which would cause any amount previously paid to Novicius, or any of its Subsidiaries, or previously accrued on the accounts thereof to be recovered or disallowed.

3.36	Shareholder Rights Protection Plan

Novicius does not have a shareholder rights protection plan in place.

3.37	Shareholders Agreement

To the knowledge of Novicius, neither Novicius nor any of its shareholders is a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of Novicius.

3.38	Prohibition to Act as Director or Officer

To the knowledge of Novicius, none of its directors or officers are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

3.39	Completion of Transaction

To the knowledge of Novicius, no event has occurred or condition exists which is reasonably likely to prevent the Transaction from being completed.

3.40	Judgments

To the knowledge of Novicius, there are no material judgments against Novicius or its Subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which Novicius or its Subsidiaries are subject.

3.41	No Expropriation

No property or asset of Novicius or its Subsidiaries has been taken or expropriated by any Governmental Entity and no written notice or proceeding in respect of any such expropriation has been given or commenced, nor is there any present proposal by any Governmental Entity to give any such notice or commence any such proceeding.

3.42	Compliance with Continuous Disclosure

Other than (i) the delay in filing its year-end report in December 2016 as previously disclosed to Grown Rogue and (ii) submitting the CSE Form 7 Monthly Progress Reports subsequent to the Novicius Common Shares being halted for trading on the CSE, all continuous and timely disclosure documents, reports, forms, filings and fees required to be made and paid by Novicius pursuant to applicable securities Laws have been made and paid in accordance with applicable securities Laws.

3.43	Prior Issuances of Securities, Foreign Registration

(a)	To the knowledge of Novicius, the offer and sale of all Novicius Common Shares, convertible securities, rights, warrants or options of Novicius issued and outstanding as of the date of this Agreement have complied with all applicable Laws;

(b)	Novicius’s securities are not registered with any securities commission or with any securities regulator in any foreign jurisdiction, and Novicius is not required to file periodic reports with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934]; other than its annual report to the SEC under Form 20-F and requirement to file a Form 6 Report to SEC with respect to all documents Novicius files with the OSC; and

(c)	Novicius is a “foreign private issuer” (as such term is defined in Rule 3b-14 under the U.S. Exchange Act).

3.44	Suspension of Trading

Other than as disclosed in Exhibit 3.44, no securities commission, the CSE, or any other similar regulatory authority has issued any order preventing or suspending trading of any securities of Novicius, no such proceeding is, to the knowledge of Novicius, pending, contemplated or threatened.

3.45	Listing of Resulting Issuer Shares

The issued and outstanding Novicius Common Shares are listed on the CSE, and the Resulting Issuer Shares will be listed and posted for trading on the CSE upon completion of the Transaction and the approval of the CSE and Novicius complying with the usual conditions imposed by the CSE with respect thereto, and to the knowledge of Novicius it is in material compliance with the by-laws, rules and regulations of the CSE.

3.46	Reporting Issuer

Novicius is a “reporting issuer” in the Province of Ontario within the meaning of applicable securities Laws.

3.47	Registrar and Transfer Agent

TSX Trust Company at its principal offices in the City of Toronto is the duly appointed registrar and transfer agent of Novicius with respect to the Novicius Common Shares.

3.48	Minimum Number of Novicius Shareholders

Following the completion of the Transaction, Novicius will have a sufficient number of shareholders in order to satisfy the minimum public float requirements of the CSE.

3.49	No Consents Required from Third Parties

At Closing, there will be no additional requirement to obtain any consent, approval or waiver of a party under any contract to which either Novicius, or any of its Subsidiaries, is a party in order to complete the Transaction, except as otherwise disclosed herein.

3.50	Cash Position

As at October 15, 2018. Novicius’ cash position, excluding its Subsidiaries on Closing Date shall be as set out in Exhibit C, less the Novicius Transaction Costs and costs and expenses incurred in the ordinary course of business of Novicius.

3.51	Creditors of Novicius

Novicius has reasonable grounds for believing that no creditor of Novicius or its Subsidiaries will be materially prejudiced by the Transaction.

3.52	Intellectual Property

(a)	Exhibit 3.52 lists all Intellectual Property that is material to the conduct of the business, as presently conducted, of Novicius and its Subsidiaries.

(b)	(i) Novicius and its Subsidiaries own all right, title and interest in and to, or have validly licensed (and are not in material breach of such licenses), the Intellectual Property Rights with respect to the Intellectual Property Listed on Exhibit 3.52; (ii) all such Intellectual Property Rights that are owned by or licensed to Novicius and its Subsidiaries are sufficient, in all material respects, for conducting the business, as presently conducted, of Novicius and its Subsidiaries; (iii) to the knowledge of Novicius, all Intellectual Property Rights owned or leased by Novicius and its Subsidiaries are valid and enforceable, and to the knowledge of Novicius, the carrying on of the business of Novicius and its Subsidiaries as presently carried on and the use by Novicius and its Subsidiaries of any of the Intellectual Property Rights or Technology (as defined below) owned by or licensed to them does not breach, violate, infringe or interfere with any rights of any other Person; (iv) to the knowledge of Novicius, no third party is infringing upon the Intellectual Property Rights owned or licensed by the Novicius or its Subsidiaries; (v) all computer hardware and associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of Novicius and its Subsidiaries (collectively, the “Technology”) are sufficient, in all material respects, for conducting the business, as presently conducted, of Novicius and its Subsidiaries; and (vi) Novicius and its Subsidiaries own or have validly licensed or leased (and are not in Material breach of such licenses or leases) such Technology.

3.53	Divestment of Interests in Natural Resources

Novicius and its Subsidiaries has divested itself of all of its previously held interests in natural resources, including mining interests and oil and gas interests.

3.54	Environmental Permits

Novicius, and each of its Subsidiaries, does not require any permits under Environmental Laws for the conduct of its business.

3.55	Environmental Matters

Except to the extent that any violation or other matter referred to in this subparagraph does not have a Material Adverse Effect on the business, financial condition, assets, properties, liabilities or operations of Novicius and its Subsidiaries to the knowledge of Novicius:

(a)	Novicius and its Subsidiaries are not in violation of any Environmental Laws;

(b)	Novicius and its Subsidiaries have operated its business at all times and have received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(c)	there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Novicius or its Subsidiaries that have not been remedied;

(d)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Novicius or its Subsidiaries;

(e)	none of Novicius and its Subsidiaries have failed to report to the proper federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign the occurrence of any event which is required to be so reported by any Environmental Law;

(f)	Novicius and its Subsidiaries hold all licences, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licences, permits and approvals are in full force and effect, and, except for (A) notifications and conditions of general application to assets of the type owned by Novicius or its Subsidiaries, and (B) notifications relating to reclamation obligations under Environmental Laws, neither Novicius nor any of its Subsidiaries have received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any licence, permit or approval issued pursuant thereto, or that any licence, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated; and

(g)	none of Novicius or its Subsidiaries (including, if applicable, any predecessor companies thereof) has received any notice of, or been prosecuted for an offence alleging, material non-compliance with any Environmental Laws and none of Novicius or its Subsidiaries (including, if applicable, any predecessor companies) has settled any allegation of material non-compliance with any Environmental Laws short of prosecution.

Article 4
REPRESENTATIONS AND WARRANTIES OF NOVICIUS SUBCO

Novicius and Novicius Subco jointly and severally represent and warrant to Grown Rogue Canada and GRU, and acknowledges that each of Grown Rogue Canada and GRU are relying upon such representations and warranties in connection with the purposes of this Agreement, as follows:

4.1	Corporate Existence

Novicius Subco has been duly incorporated and is validly existing under the laws of the jurisdiction of its incorporation and has all requisite corporate capacity, power and authority to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own its properties and assets.

4.2	Bankruptcy

Novicius Subco has not made any assignment for the benefit of its creditors nor has any receiving order been made against it under applicable bankruptcy legislation or similar laws of any other jurisdiction, nor has any petition for such an order been served upon it, nor has it attempted to take the benefit of any legislation with respect to financially distressed debtors.

4.3	Qualified to Carry on Business

Novicius Subco is qualified to carry on business under the laws of each jurisdiction in which it carries on a material portion of its business.

4.4	Compliance with Laws, Rules and Regulations

Novicius Subco has conducted and is conducting and will conduct its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to it of each jurisdiction in which it carries on a material portion of its business and holds all licences, registrations and qualifications in all jurisdictions in which it carries on a material portion of its business which are necessary or desirable to carry on the business of Novicius Subco, as now conducted and as presently proposed to be conducted, all such licences, registrations or qualifications are valid and existing and in good standing and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect on the business of Novicius Subco as now conducted or as proposed to be conducted, and Novicius Subco is not aware of any legislation, regulation, rule or lawful requirements presently in force or proposed to be brought into force which Novicius Subco anticipates Novicius Subco will be unable to comply with without materially adversely affecting Novicius Subco.

4.5	Subsidiaries

Novicius Subco does not have any Subsidiaries and Novicius Subco is not “affiliated” with (except in relation to Novicius and the other Novicius Subsidiaries), nor is it a “holding corporation” of, any other body corporate (within the meaning of those terms in the OBCA).

4.6	Minute Books

The minute books of Novicius Subco contain full, true and correct copies of the constating documents of Novicius Subco, and contain copies of all minutes of all meetings and all consent resolutions of the directors, committees of directors and shareholders of Novicius Subco and all such meetings were duly called and properly held and all consent resolutions were properly adopted.

4.7	Restrictive Agreements

Novicius Subco is not a party to or bound by or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of Novicius Subco to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or condition of Novicius Subco.

4.8	Authorized Capital

The authorized capital of Novicius Subco consists of an unlimited number of Novicius Subco Common Shares. As of the date of this Agreement, 100 Novicius Subco Common Shares are issued and outstanding as fully paid and non-assessable shares of Novicius Subco all of which are held in the name of Novicius.

4.9	Convertible Securities

Except in connection with the Novicius Debt Conversion, no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of Novicius Subco or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right (whether or not on condition(s)) for the purchase or any other acquisition of any unissued securities of Novicius Subco.

4.10	Interest in Material Transactions

Except in connection with the Novicius Debt Conversion, none of the directors, officers or employees of Novicius Subco, any person who owns, directly or indirectly, more than 10% of any class of securities of Novicius Subco, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any material transaction or any proposed material transaction with Novicius Subco, including the Transaction, which, as the case may be, materially affects, is material to or will materially affect Novicius Subco.

4.11	Absence of Undisclosed Liabilities

Except in connection with the Novicius Debt Conversion, Novicius Subco does not have any outstanding indebtedness or any liabilities or obligations (whether accrued, absolute, contingent or otherwise), including under any guarantee of any debt.

4.12	Reportable Event with Auditors

There has not been any reportable event (within the meaning of Section 4.11 of NI 51-102 of the Canadian Securities Administrators) with the auditors of Novicius Subco.

4.13	Title to Assets

Novicius Subco owns, possesses and has good and marketable title to all of its undertaking, property and assets free and clear of all Encumbrances. The undertaking, property and assets of Grown Novicius Subco comprise all of the undertaking, assets and property necessary for it to carry on its business as it is currently operated.

4.14	Material Change

Unless pursuant to the Transaction, there has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Novicius Subco from its incorporation and there has not been any adverse material change in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of Novicius Subco since its incorporation; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of Novicius Subco.

4.15	Legal Proceedings

There are no actions, suits, proceedings or inquiries in existence or, to the knowledge of Novicius Subco, pending or threatened against or affecting Novicius Subco at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau or agency which may in any way materially adversely affects, or in any way may materially adversely affect, the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of Novicius Subco or its properties or assets or which affects or may affect the Transaction or which would impair the ability of Novicius Subco to consummate the Transaction or to duly observe and perform any of its covenants or obligations contained in any of the Transaction Agreements and Novicius Subco is not aware of any existing ground on which such action, suit, proceeding or inquiry might by commenced with any reasonable likelihood of success.

4.16	Default or Breach

Novicius Subco is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this Agreement, the Transaction Agreements or any of the transactions contemplated hereby, does not and will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would result in a breach of or constitute a default under: (i) any term or provision of the articles, by laws or resolutions of the directors (or any committee thereof) or shareholders of Novicius Subco; (ii) any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which Novicius Subco is a party or by which it is bound; or (iii) any law, judgment, decree, order, statute, rule or regulation applicable Novicius Subco or its properties or assets, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of Novicius Subco or would impair the ability of Novicius Subco to consummate the Transaction or any of the transactions contemplated hereby or to duly observe and perform any of its covenants or obligations contained in any of the Transaction Agreements.

4.17	Employment Contracts

Novicius Subco has no employees and is therefore not a party to any oral or written contracts of employment.

4.18	Material Contracts

Other than the Transaction Agreements, there are no material contracts or agreements to which Novicius Subco is a party, or by which it is bound. For the purposes of this subparagraph, any contract or agreement pursuant to which Novicius Subco will, or may reasonably be expected to, result in a requirement to expend more than an aggregate of $25,000 or receive or be entitled to receive revenue of more than $25,000 in either case in the next 12 months, or is out of the ordinary course of business of Novicius Subco, shall be considered to be material.

4.19	Swaps

Novicius Subco is currently not a party to any Swaps.

4.20	Payment of Dividends

There is not in the constating documents or by-laws of Novicius Subco, or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which Novicius Subco is a party, any restriction upon or impediment to the declaration of dividends by the directors of Novicius Subco or payment of dividends by Novicius Subco to the holders of the Novicius Subco Common Shares.

4.21	Default of Applicable Securities Laws

Novicius Subco is not in material default of any material requirement of applicable securities Laws.

4.22	Corporate Capacity

Novicius Subco has full corporate capacity, power and authority to enter into this Agreement and the Transaction Agreements and to perform its obligations set out herein and therein and this Agreement and the Transaction Agreements are duly authorized, executed and delivered by Novicius Subco and this Agreement and the Transaction Agreements are legal, valid and binding obligations of Novicius Subco enforceable against Novicius Subco in accordance with their respective terms, subject to laws relating to creditors’ rights generally and except as rights to indemnity may be limited by applicable law.

4.23	Binding Obligation

The execution, delivery and performance of this Agreement by Novicius Subco and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no further consent or authorization of the board of directors or shareholders of Novicius Subco is required, except for:

(a)	approval of the Novicius SubCo Shareholders for the Three-Cornered Amalgamation; and

(b)	the approval by the board of directors of Novicius Subco for any Transaction document other than this Agreement to which Novicius Subco may be a party, to the extent that such other Transaction document varies from or adds to the terms of this Agreement or otherwise is material.

This Agreement constitutes a valid and binding obligation of Novicius Subco, enforceable against Novicius Subco in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that equitable remedies, including specific performance, are discretionary and may not be ordered in respect of certain defaults.

4.24	Taxes

Novicius Subco has duly and timely filed, in proper form, returns in respect of taxes under the Tax Act, the income tax legislation of any province of Canada or any foreign country having jurisdiction over affairs of Novicius Subco for all periods in respect of which such filings have heretofore been required, and all taxes shown thereon and all taxes owing have been paid or accrued on the books of Novicius Subco and there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, provincial or other income tax return for any period, and all payments by Novicius Subco to any non-resident of Canada have been made in accordance with applicable legislation in respect of withholding tax; there are no assessments or reassessments respecting Novicius Subco pursuant to which there are amounts owing or discussions in respect thereof with any taxing authority, and Novicius Subco has withheld from each payment made to any of its officers, directors, former directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation.

4.25	Sale by Insiders

To the knowledge, information and belief of Novicius Subco, no insider of Novicius Subco has a present intention to sell any securities of Novicius Subco held by it other than in accordance with the Transaction.

4.26	Valid Licences and Permits

In respect of the assets, properties and businesses of Novicius Subco that are operated by it, Novicius Subco holds all valid licences, permits and similar rights and privileges that are required and necessary under applicable law to operate the assets, properties and businesses of Novicius Subco as presently operated.

4.27	Operations

Any and all operations of Novicius Subco, and, to the knowledge of Novicius Subco, any and all operations by third parties, on or in respect of the assets and properties of Novicius Subco, have been conducted in accordance with good industry practices and in material compliance with applicable Laws.

4.28	Agreements to Indemnify

Novicius Subco is not a party to or bound by any agreement of guarantee, indemnification (other than the Transaction Agreements, indemnification of directors and officers in accordance with the by-laws of Novicius Subco and applicable laws, indemnification agreements or covenants that are entered into arising in the ordinary course of business, including operating and similar agreements, indemnification and contribution provisions in agency and underwriting agreements, credit agreements with Novicius Subco’s banks, in subscription receipt agreements and transfer agency agreements) or any other like commitment of the obligations, liabilities (contingent or otherwise) of indebtedness of any other person (other than Novicius Subco).

4.29	Indebtedness

Except in connection with the Novicius Debt Conversion, Novicius Subco does not have any loans or other indebtedness outstanding.

4.30	Brokerage Fees, etc.

Other than as provided for in this Agreement, the Transaction Agreements, Novicius Subco has not incurred any obligation or liability (absolute, accrued, contingent or otherwise) for brokerage fees, finder’s fees, underwriter’s or agent’s commission or other similar forms of compensation with respect to the transactions contemplated hereby.

4.31	Records

The books of account and other records of Novicius Subco whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices.

4.32	Shareholder Rights Protection Plan

Novicius Subco does not have a shareholder rights protection plan in place.

4.33	Shareholders Agreement

To the knowledge of Novicius Subco, neither Novicius Subco nor any of its shareholders is a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of Novicius Subco.

4.34	Prohibition to Act as Director or Officer

To the knowledge of Novicius Subco, none of its directors or officers are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

4.35	Completion of Transaction

To the knowledge of Novicius Subco, no event has occurred or condition exists which is reasonably likely to prevent the Transaction from being completed.

4.36	Judgments

To the knowledge, information and belief of Novicius Subco, there are no material judgments against Novicius Subco which are unsatisfied, nor are there any consent decrees or injunctions to which Novicius Subco is subject.

Article 5
REPRESENTATIONS AND WARRANTIES OF GROWN ROGUE CANADA

Grown Rogue Canada represents and warrants to Novicius, Novicius Subco and GRU, and acknowledges that each of Novicius, Novicius Subco and GRU are relying upon such representations and warranties in connection with the purposes of this Agreement, as follows:

5.1	Corporate Existence

Grown Rogue Canada has been duly incorporated and is validly existing under the laws of the jurisdiction of its incorporation and has all requisite corporate capacity, power and authority to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own its properties and assets.

5.2	Bankruptcy

Grown Rogue Canada has not made any assignment for the benefit of its creditors nor has any receiving order been made against it under applicable bankruptcy legislation or similar laws of any other jurisdiction, nor has any petition for such an order been served upon it, nor has it attempted to take the benefit of any legislation with respect to financially distressed debtors.

5.3	Qualified to Carry on Business

Grown Rogue Canada is qualified to carry on business under the laws of each jurisdiction in which it carries on a material portion of its business.

5.4	Compliance with Laws, Rules and Regulations

Grown Rogue Canada has conducted and is conducting and will conduct its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to it of each jurisdiction in which it carries on a material portion of its business and holds all licences, registrations and qualifications in all jurisdictions in which it carries on a material portion of its business which are necessary or desirable to carry on the business of Grown Rogue Canada, as now conducted and as presently proposed to be conducted, all such licences, registrations or qualifications are valid and existing and in good standing and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect on the business of Grown Rogue Canada as now conducted or as proposed to be conducted, and Grown Rogue Canada is not aware of any legislation, regulation, rule or lawful requirements presently in force or proposed to be brought into force which Grown Rogue Canada anticipates Grown Rogue Canada will be unable to comply with without materially adversely affecting Grown Rogue Canada.

5.5	Subsidiaries

Grown Rogue Canada does not have any Subsidiaries and Grown Rogue Canada is not “affiliated” with, nor is it a “holding corporation” of, any other body corporate (within the meaning of those terms in the OBCA).

5.6	Minute Books

The minute books of Grown Rogue Canada contain full, true and correct copies of the constating documents of Grown Rogue Canada, and contain copies of all minutes of all meetings and all consent resolutions of the directors, committees of directors and shareholders of Grown Rogue Canada and all such meetings were duly called and properly held and all consent resolutions were properly adopted.

5.7	Restrictive Agreements

Grown Rogue Canada is not a party to or bound by or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of Grown Rogue Canada to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or condition of Grown Rogue Canada.

5.8	Authorized Capital

As of the date of this Agreement, the authorized capital of Grown Rogue Canada consists of an unlimited number of Grown Rogue Canada Common Shares, of which 100,000 Grown Rogue Canada Common Shares are issued and outstanding as fully paid and non-assessable shares of Grown Rogue Canada.

5.9	Convertible Securities

Other than the Subscription Receipts, the Grown Rogue Canada Broker Warrants and the warrants issued to the holders of the GRU Debentures and certain investors of GRUS, no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of Grown Rogue Canada or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right (whether or not on condition(s)) for the purchase or any other acquisition of any unissued securities of Grown Rogue Canada.

5.10	Interest in Material Transactions

Except for the Transaction, none of the directors, officers or employees of Grown Rogue Canada, any person who owns, directly or indirectly, more than 10% of any class of securities of Grown Rogue Canada, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any material transaction or any proposed material transaction with Grown Rogue Canada.

5.11	Absence of Undisclosed Liabilities

Except for pursuant to the Transaction, Grown Rogue Canada does not have any outstanding indebtedness or any liabilities or obligations (whether accrued, absolute, contingent or otherwise), including under any guarantee of any debt.

5.12	Reportable Event with Auditors

There has not been any reportable event (within the meaning of Section 4.11 of NI 51-102 of the Canadian Securities Administrators) with the auditors of Grown Rogue Canada.

5.13	Title to Assets

Grown Rogue Canada owns, possesses and has good and marketable title to all of its undertaking, property and assets, free and clear of all Encumbrances. The undertaking, property and assets of Grown Rogue Canada comprise all of the undertaking, assets and property necessary for it to carry on its business as it is currently operated.

5.14	Material Change

Unless pursuant to the Transaction, there has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Grown Rogue Canada from its incorporation and there has not been any adverse material change in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of Grown Rogue Canada since its incorporation; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of Grown Rogue Canada.

5.15	Legal Proceedings

There are no actions, suits, proceedings or inquiries in existence or, to the knowledge of Grown Rogue Canada, pending or threatened against or affecting Grown Rogue Canada at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau or agency which may in any way materially adversely affects, or in any way may materially adversely affect, the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of Grown Rogue Canada or its properties or assets or which affects or may affect the Transaction or which would impair the ability of Grown Rogue Canada to consummate the Transaction or to duly observe and perform any of its covenants or obligations contained in any of the Transaction Agreements and Grown Rogue Canada is not aware of any existing ground on which such action, suit, proceeding or inquiry might by commenced with any reasonable likelihood of success.

5.16	Default or Breach

Grown Rogue Canada is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this Agreement, the Transaction Agreements or any of the transactions contemplated hereby, does not and will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would result in a breach of or constitute a default under: (i) any term or provision of the articles, by laws or resolutions of the directors (or any committee thereof) or shareholders of Grown Rogue Canada; (ii) any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which Grown Rogue Canada is a party or by which it is bound; or (iii) any law, judgment, decree, order, statute, rule or regulation applicable to Grown Rogue Canada or its properties or assets, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of Grown Rogue Canada or would impair the ability of Grown Rogue Canada to consummate the Transaction or any of the transactions contemplated hereby or to duly observe and perform any of its covenants or obligations contained in any of the Transaction Agreements.

5.17	Employment Contracts

Grown Rogue Canada has no employees and is not a party to any oral or written contracts of employment.

5.18	Material Contracts

Other than the Transaction Agreements, there are no material contracts or agreements to which Grown Rogue Canada is a party, or by which it is bound. For the purposes of this subparagraph, any contract or agreement pursuant to which Grown Rogue Canada will, or may reasonably be expected to, result in a requirement to expend more than an aggregate of $25,000 or receive or be entitled to receive revenue of more than $25,000 in either case in the next 12 months, or is out of the ordinary course of business of Grown Rogue Canada, shall be considered to be material.

5.19	Swaps

Grown Rogue Canada is currently not a party to any Swaps.

5.20	Payment of Dividends

There is not in the constating documents or by-laws of Grown Rogue Canada, or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which Grown Rogue Canada is a party, any restriction upon or impediment to the declaration of dividends by the directors of Grown Rogue Canada or payment of dividends by Grown Rogue Canada to the holders of the Grown Rogue Canada Common Shares.

5.21	Default of Applicable Securities Laws

Grown Rogue Canada is not in material default of any material requirement of applicable securities Laws.

5.22	Corporate Capacity

Grown Rogue Canada has full corporate capacity, power and authority to enter into this Agreement and the Transaction Agreements and to perform its obligations set out herein and therein and this Agreement and the Transaction Agreements are duly authorized, executed and delivered by Grown Rogue Canada and this Agreement and the Transaction Agreements are legal, valid and binding obligations of Grown Rogue Canada enforceable against Grown Rogue Canada in accordance with their respective terms, subject to laws relating to creditors’ rights generally and except as rights to indemnity may be limited by applicable law.

5.23	Binding Obligation

The execution, delivery and performance of this Agreement by Grown Rogue Canada and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no further consent or authorization of the board of directors or shareholders of Grown Rogue is required, except for:

(a)	approval of the Grown Rogue Canada Shareholders for the Three-Cornered Amalgamation; and

(b)	the approval by the board of directors of Grown Rogue Canada for any Transaction document other than this Agreement to which Grown Rogue Canada may be a party, to the extent that such other Transaction document varies from or adds to the terms of this Agreement or otherwise is material.

5.24	Taxes

Grown Rogue Canada has duly and timely filed, in proper form, returns in respect of taxes under the Tax Act, the income tax legislation of any province of Canada or any foreign country having jurisdiction over affairs of Grown Rogue Canada for all periods in respect of which such filings have heretofore been required, and all taxes shown thereon and all taxes owing have been paid or accrued on the books of Grown Rogue Canada and there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, provincial or other income tax return for any period, and all payments by Grown Rogue Canada to any non-resident of Canada have been made in accordance with applicable legislation in respect of withholding tax; there are no assessments or reassessments respecting Grown Rogue Canada pursuant to which there are amounts owing or discussions in respect thereof with any taxing authority, and Grown Rogue Canada has withheld from each payment made to any of its officers, directors, former directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation.

5.25	Sale by Insiders

To the knowledge, information and belief of Grown Rogue Canada, no insider of Grown Rogue Canada has a present intention to sell any securities of Grown Rogue Canada held by it other than in accordance with the Transaction.

5.26	Valid Licences and Permits

In respect of the assets, properties and businesses of Grown Rogue Canada that are operated by it, Grown Rogue Canada holds all valid licences, permits and similar rights and privileges that are required and necessary under applicable law to operate the assets, properties and businesses of Grown Rogue Canada as presently operated.

5.27	Operations

Any and all operations of Grown Rogue Canada, and, to the knowledge of Grown Rogue Canada, any and all operations by third parties, on or in respect of the assets and properties of Grown Rogue Canada, have been conducted in accordance with good industry practices and in material compliance with applicable Laws.

5.28	Agreements to Indemnify

Grown Rogue Canada is not a party to or bound by any agreement of guarantee, indemnification (other than the Transaction Agreements, indemnification of directors and officers in accordance with the by-laws of Grown Rogue Canada and applicable laws, indemnification agreements or covenants that are entered into arising in the ordinary course of business, including operating and similar agreements, indemnification and contribution provisions in agency and underwriting agreements, credit agreements with Grown Rogue Canada’s banks, in subscription receipt agreements and transfer agency agreements) or any other like commitment of the obligations, liabilities (contingent or otherwise) of indebtedness of any other person (other than Grown Rogue Canada).

5.29	Indebtedness

Other than in connection with the Transaction, Grown Rogue Canada does not have any loans or other indebtedness outstanding.

5.30	Brokerage Fees, etc.

Other than as provided for in this Agreement, the Transaction Agreements, Grown Rogue Canada has not incurred any obligation or liability (absolute, accrued, contingent or otherwise) for brokerage fees, finder’s fees, underwriter’s or agent’s commission or other similar forms of compensation with respect to the transactions contemplated hereby.

5.31	Records

The books of account and other records of Grown Rogue Canada whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices.

5.32	Shareholder Rights Protection Plan

Grown Rogue Canada does not have a shareholder rights protection plan in place.

5.33	Shareholders Agreement

To the knowledge of Grown Rogue Canada, neither Grown Rogue Canada nor any of its shareholders is a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of Grown Rogue Canada.

5.34	Prohibition to Act as Director or Officer

To the knowledge of Grown Rogue Canada, none of its directors or officers are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

5.35	Completion of Transaction

To the knowledge of Grown Rogue Canada, no event has occurred or condition exists which is reasonably likely to prevent the Transaction from being completed prior to the Termination Deadline.

5.36	Judgments

To the knowledge, information and belief of Grown Rogue Canada, there are no material judgments against Grown Rogue Canada which are unsatisfied, nor are there any consent decrees or injunctions to which Grown Rogue Canada is subject.

Article 6
REPRESENTATIONS AND WARRANTIES OF GRU

GRU represents and warrants to Novicius, Novicius Subco and Grown Rogue Canada, and acknowledges that each of Novicius, Novicius Subco and Grown Rogue Canada are relying upon such representations and warranties in connection with the purposes of this Agreement, as follows:

6.1	Corporate Existence

GRU and each of its Subsidiaries has been duly organized and is validly existing under the laws of the jurisdiction of its organization and has all requisite limited liability company capacity, power and authority to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own its properties and assets.

6.2	Qualified to Carry on Business

GRU and each of its Subsidiaries is qualified to carry on business under the laws of each jurisdiction in which it carries on a material portion of its business except where the failure to be so qualified would not result in a Material Adverse Effect on the business GRU as now conducted or as presently proposed to be conducted.

6.3	Compliance with Laws, Rules and Regulations

Except with respect to certain United States federal laws that define marijuana as a controlled substance, GRU and each of its Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable Laws and, in particular, all applicable licensing and environmental legislation, regulations or other requirements of Law of any Governmental Entity applicable to it of each jurisdiction in which it carries on a material portion of its business. GRU and each of its Subsidiaries holds all licences, registrations and qualifications in all jurisdictions in which it carries on a material portion of its business which are necessary to carry on the business of GRU and its Subsidiaries, as now conducted and as presently proposed to be conducted, all such licences, registrations or qualifications are valid and existing and in good standing and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect on the business of GRU as now conducted or as presently proposed to be conducted. GRU is not aware of any legislation, regulation, rule or other requirements of Law presently in force or publicly proposed to be brought into force which GRU anticipates GRU will be unable to comply with without a Material Adverse Effect on the business of GRU as now conducted or as presently proposed to be conducted.

6.4	Subsidiaries

Except as disclosed in Exhibit 6.4, GRU does not have any Subsidiaries and GRU is not “affiliated” with, nor is it a “holding corporation” of, any other body corporate (within the meaning of those terms in the OBCA).

6.5	Minute Books

The minute books for GRU and each of its Subsidiaries contain full, true and correct copies of the constating documents of such respective entities, and contain copies of all minutes of all meetings and all consent resolutions of the manager and GRU Unitholders of such respective entities and all such meetings were duly called and properly held and all consent resolutions were properly adopted.

6.6	Restrictive Agreements

Neither GRU, nor any of its Subsidiaries, is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of GRU or its Subsidiaries to compete in any line of business, transfer or move any of its assets or operations or which materially and adversely affects the present business practices, operations or condition of GRU or its Subsidiaries.

6.7	No Corporate Restrictions

The GRU Unitholders are not subject to, or a party to, any articles, charter or by-law restriction, any law, any claim, any contract or instrument, any Encumbrance or any other restriction of any kind or character which would prevent consummation of the GRU Acquisition and, in the event that the execution and delivery of the GRU Securities Exchange Agreement could be considered as a default under or breach of the existing operating agreement of GRU entered into between the GRU Unitholders, any such breach or default has been validly waived by the GRU Unitholders.

6.8	Authorized Capital

On the Closing Date, the issued and outstanding capital of GRU will consist of 55,500,000 units of GRU, excluding any securities issued pursuant to the agreements set out in Exhibit 6.10.

6.9	Due Registration and Compliance

Except with respect to certain United States federal laws that defined marijuana as a controlled substance, GRU is in compliance in all material respects with all applicable Laws. No securities commission or other authority of any government or self-regulatory organization, including the CSE and OTCQB, has issued any order preventing the Transaction.

6.10	Convertible Securities

Except as set out in Exhibit 6.10 or pursuant to any rights under Oregon limited liability company law, no person has and no person shall have any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, including convertible securities, warrants or convertible obligations of any nature whatsoever, for the purchase of GRU’s assets or the purchase, subscription, allotment or issuance of any units or other securities of GRU.

6.11	Interest in Material Transactions

Other than as disclosed by GRU or pursuant to the Transaction, none of the managers, officers or employees of GRU, any person who owns, directly or indirectly, more than 10% of any class of securities of GRU, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any material transaction or any proposed material transaction with GRU which, as the case may be, materially affects, is material to or will materially affect GRU.

6.12	Financial Statements

The GRU Financial Statements do fairly present, in all material respects and in accordance with IFRS, the financial position and condition, the results of the operations, cash flows and other information purported to be shown therein of GRU on a consolidated basis as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of GRU on a consolidated basis as at the dates thereof required to be disclosed in accordance with IFRS, and include all adjustments necessary for a fair presentation.

6.13	Absence of Undisclosed Liabilities

Except to the extent reflected in the GRU Financial Statements or in Exhibit 6.13, GRU does not have any outstanding indebtedness or any liabilities or obligations (whether accrued, absolute, contingent or otherwise) including under any guarantee of any debt. Exhibit 6.13 shall also include the material terms of any such indebtedness, liabilities, and obligations.

6.14	Bankruptcy

Neither GRU, nor any of its Subsidiaries, has made any assignment for the benefit of its creditors nor has any receiving order been made against it under applicable bankruptcy legislation or similar Laws of any other jurisdiction, nor has any petition for such an order been served upon it, nor has it attempted to take the benefit of any legislation with respect to financially distressed debtors.

6.15	Reportable Event with Auditors

There has not been any reportable event (within the meaning of Section 4.11 of NI 51-102 of the Canadian Securities Administrators) with the auditors of GRU.

6.16	Title to Assets

Each of GRU, and its Subsidiaries, owns, possesses and has good and marketable title to, or has a valid leasehold interest in, all of its respective undertaking, property and assets including all the undertaking, property and assets reflected in the most recent balance sheet included in the GRU Financial Statements, free and clear of all Encumbrances. The undertaking, property and assets of GRU and its Subsidiaries comprise all of the undertaking, assets and property necessary for each to carry on its business as it is currently operated.

6.17	Material Change

There has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of GRU or any of its Subsidiaries from the position set forth in the GRU Financial Statements and there has not been any adverse material change in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of GRU or any of its Subsidiaries since December 31, 2017; and since that date there have been no material facts, transactions, events or occurrences which would materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of GRU or any of its Subsidiaries.

6.18	Legal Proceedings

There are no actions, suits, proceedings or inquiries in existence or, to the knowledge of GRU, pending or threatened against or affecting GRU or any of its Subsidiaries at law or in equity or before or by any federal, provincial, municipal or other Governmental Entity which would reasonably be expected to materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of GRU or its properties or assets, or in respect of any of its Subsidiaries, or which affects or may affect the Transaction or which would impair the ability of GRU to consummate the Transaction or to duly observe and perform any of its covenants or obligations contained in any of the Transaction Agreements and, to GRU’s knowledge, there is no existing ground on which such action, suit, proceeding or inquiry might by commenced with any reasonable likelihood of success.

6.19	Default or Breach

Neither GRU nor any of its Subsidiaries is in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this Agreement, the other Transaction Agreements or any of the transactions contemplated hereby by GRU, does not and will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would result in a breach of or constitute a default under: (i) any term or provision of the articles, operating agreement or resolutions of the managers (or any committee thereof) or GRU Unitholders or its Subsidiaries; (ii) any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which GRU or its Subsidiaries is a party or by which it is bound; or (iii) any Law applicable to GRU or its properties or assets, or applicable to its Subsidiaries, which default or breach would reasonably be expected to result in a Material Adverse Effect on the business of GRU and its Subsidiaries as now conducted and currently proposed to be conducted, or would impair the ability of GRU to consummate the Transaction or any of the transactions contemplated hereby or to duly observe and perform any of its covenants or obligations contained in any of the Transaction Agreements.

6.20	Employment Contracts

Other than as disclosed in Exhibit 6.20, neither GRU nor its Subsidiaries is a party to any oral or written contracts of employment which may not be terminated on one month’s notice (or less) or which provide for payments occurring on a change of control of GRU.

Each of GRU, and its Subsidiaries, is and has been in compliance in all material respects with all terms and conditions of employment and all Laws respecting employment, including pay equity, accessibility, wages, hours of work, overtime, employment standards, human rights and occupational health and safety. GRU is not subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of GRU, threatened, or any litigation actual, or to the knowledge of GRU, threatened, relating to employment or termination of employment of employees or engagement or termination of engagement of independent contractors.

6.21	Employee Plans

(a)	each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to, be contributed to, by GRU for the benefit of any current or former director, officer, employee or consultant of GRU (the “Company Employee Plans”) has been maintained in compliance with its terms and with the requirements prescribed by statutes, orders, rules and regulations applicable to such Company Employee Plans, in each case in all material respects. Each such Company Employee Plan will be disclosed to the extent required to be disclosed in the Listing Statement;

(b)	all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and Company Employee Plan payments have been reflected in the books and records of GRU; and

(c)	there is not currently any labour disruption pending which is adversely affecting or would reasonably be expected to adversely affect, in a material manner, the carrying on of the business of GRU as currently conducted.

6.22	Material Contracts

Other than as listed in Exhibit 6.21, there are no material contracts or agreements to which GRU or its Subsidiaries is a party or by which GRU or its Subsidiaries is bound. For the purposes of this subparagraph, any contract or agreement pursuant to which GRU or its Subsidiaries will, or may reasonably be expected to, expend more than an aggregate of $50,000 or receive or be entitled to receive revenue of more than $50,000 in either case in the next 12 months, or is out of the ordinary course of business of GRU, shall be considered to be material.

6.23	Swaps

GRU and its Subsidiaries is currently not a party to any Swaps.

6.24	Payment of Dividends

There is not in the constating documents or operating agreement of GRU, or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which GRU is a party, any restriction upon or impediment to the declaration of dividends by the directors of GRU or payment of dividends by GRU to the holders of its units.

6.25	Default of Applicable Securities Laws

GRU is not in material default of any material requirement of applicable securities Laws.

6.26	Limited Liability Capacity

GRU has all necessary limited liability company capacity, power and authority to enter into this Agreement and the Transaction Agreements and to perform its obligations set out herein and therein, and this Agreement and the other Transaction Agreements have been duly authorized, executed and delivered by GRU, and this Agreement and the other Transaction Agreements are legal, valid and binding obligations of GRU, enforceable against GRU in accordance with their respective terms, subject to Laws relating to creditors’ rights generally and except as rights to indemnity may be limited by applicable Law.

6.27	Binding Obligation

The execution, delivery and performance of this Agreement by GRU and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary limited liability company action on the part of GRU, and no further consent or authorization of the managers or GRU Unitholders is required, except for the consent of the GRU Unitholders to approve the GRU Acquisition.

6.28	Taxes

GRU and its Subsidiaries have filed all tax returns required to be filed by them, and have withheld or collected and remitted all amounts required to be withheld or collected and remitted by them with respect to any taxes as required under all applicable tax Laws.

6.29	Sale by Insiders

To the knowledge of GRU, no insider of GRU has a present intention to sell any securities of GRU held by such insider.

6.30	Valid Licenses and Permits

(i) except with respect to certain United States federal laws that define marijuana as a controlled substance, GRU has conducted and is conducting and will conduct its business as presently conducted in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing, legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to it of each jurisdiction in which it carries on its business; (ii) GRU holds all licenses, permits, registrations and qualifications in all jurisdictions in which it carries on its business which are necessary to carry on the business, as now conducted and as presently proposed to be conducted; (iii) all such licences, permits, registrations or qualifications are valid and existing and in good standing; (iv) none of such licences, permits, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on GRU; (vi) GRU is not aware of any legislation, regulation, rule or requirements of law presently in force or publicly proposed to be brought into force which GRU anticipates it will be unable to comply with without materially adversely affecting GRU; (v) and GRU does not anticipate any variations or difficulties in renewing such licenses, permits, registrations or qualifications, or any other required license, permit, registration or qualification. Neither the Offering (including the proposed use of proceeds) nor the Transaction will have any adverse impact on the licenses, permits or qualifications issued to GRU or require GRU to obtain any new license, permit, registration or qualification.

6.31	Agreements to Indemnify

Neither GRU, nor any of its Subsidiaries, is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of managers and officers in accordance with the operating agreement of GRU and applicable Laws, indemnification agreements or covenants that are entered into arising in the ordinary course of business, including operating and similar agreements, indemnification and contribution provisions in agency and underwriting agreements, credit agreements with GRU’s banks, in subscription receipt agreements and transfer agency agreements) or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other person (other than GRU).

6.32	Related Party Indebtedness

Except to the extent reflected in the GRU Financial Statements or otherwise disclosed to Novicius, neither GRU, nor any of its Subsidiaries, has any loans or other indebtedness either outstanding nor contingent which have been made to or from any of the GRU Unitholders, officers, managers or employees or any other person not dealing at arm’s length with GRU that are currently outstanding.

6.33	Brokerage Fees, etc.

Other than as provided for in this Agreement or in the other Transaction Agreements, neither GRU, nor any of its Subsidiaries, has incurred any obligation or liability (absolute, accrued, contingent or otherwise) for brokerage fees, finder’s fees, underwriter’s or agent’s commission or other similar forms of compensation with respect to the transactions contemplated hereby.

6.34	Records

The books of account and other records of GRU on a consolidated basis, whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices.

6.35	Government Filings

All filings made by GRU, or any of its Subsidiaries, under which each has received or is entitled to government incentives, have been made in accordance, in all material respects, with all applicable legislation and contain no misrepresentations of material fact or omit to state any material fact which would cause any amount previously paid to GRU, or any of its Subsidiaries, or previously accrued on the accounts thereof to be recovered or disallowed.

6.36	Shareholder Rights Protection Plan

GRU does not have a shareholder rights protection plan in place.

6.37	Unitholders Agreement

To the knowledge of GRU, neither GRU nor any of the GRU Unitholders is a party to any unitholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of GRU, other than the operating agreement of GRU.

6.38	Prohibition to Act as Manager, Director or Officer

To the knowledge of GRU, none of its managers or officers are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

6.39	Completion of Transaction

To the knowledge of GRU, no event has occurred or condition exists which is reasonably likely to prevent the Transaction from being completed.

6.40	Judgments

To the knowledge of GRU, there are no material judgments against GRU or its Subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which GRU or its Subsidiaries are subject.

6.41	No Expropriation

No property or asset of GRU or its Subsidiaries has been taken or expropriated by any Governmental Entity and no written notice or proceeding in respect of any such expropriation has been given or commenced nor, to GRU’s knowledge, is there any present proposal by any Governmental Entity to give any such notice or commence any such proceeding.

6.42	No Consents Required from Third Parties

Other than any consent or waiver required under the Operating Agreement of GRU or by the Oregon Liquor Control Commission, there is no requirement to obtain any consent, approval or waiver of a party under any contract to which GRU, or any its Subsidiaries, is a party in order to complete the transactions contemplated by the GRU Securities Exchange Agreement or the Transaction.

6.43	Creditors of GRU

GRU has reasonable grounds for believing that no creditor of GRU or its Subsidiaries will be materially prejudiced by the Transaction.

6.44	Intellectual Property

(a)	Exhibit 6.43 lists all Intellectual Property that is material to the conduct of the business, as presently conducted, of GRU and its Subsidiaries.

(b)	(i) GRU and its Subsidiaries own all right, title and interest in and to, or have validly licensed (and are not in material breach of such licenses), the Intellectual Property Rights with respect to the Intellectual Property listed on Exhibit 6.43; (ii) all such Intellectual Property Rights that are owned by or licensed to GRU and its Subsidiaries are sufficient, in all material respects, for conducting the business, as presently conducted, of GRU and its Subsidiaries; (iii) to the knowledge of GRU, all Intellectual Property Rights owned or leased by GRU are valid and enforceable, and to the knowledge of GRU, the carrying on of the business of GRU and its Subsidiaries, as presently carried on, and the use by GRU and its Subsidiaries of any of the Intellectual Property Rights or GRU Technology (as defined below) owned by or licensed to them does not breach, violate, infringe or interfere with any rights of any other Person; (iv) to the knowledge of GRU, no third party is infringing upon the Intellectual Property Rights owned or licensed by GRU or its Subsidiaries; (v) all computer hardware and associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of GRU and its Subsidiaries (collectively, the “GRU Technology”) are sufficient, in all material respects, for conducting the business, as presently conducted, of GRU and its Subsidiaries; and (vi) GRU and its Subsidiaries own or have validly licensed or leased (and are not in Material breach of such licenses or leases) such GRU Technology.

6.45	Environmental Permits

GRU, and each of its Subsidiaries, has all permits required by Environmental Laws for the conduct of its business, and each of GRU and its Subsidiaries is in compliance in all material respects with all such permits, as applicable.

6.46	Environmental Matters

Except to the extent that any violation or other matter referred to in this subparagraph does not have a Material Adverse Effect on the business, financial condition, assets, properties, liabilities or operations of GRU and its Subsidiaries, to the knowledge of GRU:

(a)	GRU and its Subsidiaries are not in violation of any Environmental Laws;

(b)	GRU and its Subsidiaries have operated its business at all times and have received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(c)	there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by GRU or its Subsidiaries that have not been remedied;

(d)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of GRU or its Subsidiaries;

(e)	none of GRU and its Subsidiaries have failed to report to the proper federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign the occurrence of any event which is required to be so reported by any Environmental Law;

(f)	each of GRU and its Subsidiaries holds all licences, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licences, permits and approvals are in full force and effect, and, except for (A) notifications and conditions of general application to assets of the type owned by GRU, and (B) notifications relating to reclamation obligations under Environmental Laws, neither GRU nor any of its Subsidiaries has received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any licence, permit or approval issued pursuant thereto, or that any licence, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated; and

(g)	none of GRU or its Subsidiaries (including, if applicable, any predecessor companies thereof) has received any notice of, or been prosecuted for an offence alleging, material non-compliance with any Environmental Laws and none of GRU or its Subsidiaries (including, if applicable, any predecessor companies) has settled any allegation of material non-compliance with any Environmental Law short of prosecution.

6.47	Insurance

GRU is insured, by insurers of recognized financial responsibility, against such losses and risks, and in such amounts, as are customary for companies operating in the business in which it is engaged; all such policies of insurance and fidelity or surety bonds insuring GRU and its business, assets, employees, officers and directors are in full force and effect; GRU is in compliance with the terms of such policies and instruments in all material respects, and there are no material claims by GRU under any such policy or instrument as to which any insurance company is in writing denying liability or defending under a reservation of rights clause; GRU has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a material adverse effect on the condition (financial or otherwise) prospects, earnings, business or properties of GRU.

Article 7
COVENANTS IN RESPECT OF THE TRANSACTION

7.1	Private Placement by Grown Rogue Canada

In accordance with the Agency Agreement, Grown Rogue Canada will use commercially reasonable efforts to complete a brokered private placement of Subscription Receipts at a price of $0.44 per Subscription Receipt for aggregate gross proceeds of up to $6,000,000 (with an over-allotment option of $1,500,000) (the “Private Placement”).

7.2	Appointment of Agents

Grown Rogue Canada acknowledges that M Partners Inc. and PI Financial Corp. have been appointed as agents to act on the Private Placement pursuant to the terms of the Agency Agreement.

7.3	Private Placement by GRU

GRU will use commercially reasonable efforts to complete a private placement of GRU Subscription Receipts or other securities at a price of $0.44 per such security for aggregate gross proceeds of up to $3,500,000 (the “GRU Private Placement”).

7.4	GRU Debentures

GRU will complete an offering of GRU Debentures for gross proceeds of $1,500,000.

7.5	Preparation of Documents

The Parties will assist with preparing and finalizing as promptly and as reasonably practical after the date of the execution of this Agreement, at the expense of GRU:

(a)	a listing statement in accordance with CSE Form 2(A) detailing the Transaction and Related Matters, and any other documents required by the CSE;

(b)	the Novicius Financial Statements and the GRU Financial Statements, as well as such further audited, unaudited and pro-forma financial statements as may be required to meet the requirements of the CSE and other applicable securities regulatory authorities;

(c)	business plans and financial projections with respect to the Transaction;

(d)	documents in connection with the Novicius Debt Conversion and the consent of Novicius Shareholdes for the Transaction; and

(e)	any other documentation reasonably required by Novicius, Grown Rogue Canada or GRU in order to complete the Transaction.

The Parties will provide promptly to the other such information concerning its business and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the filing statement or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors (if necessary) in the preparation of the filing statement. Each of the Parties will afford the other Parties an opportunity to review all disclosure contained in the filing statement and will make all such changes as are reasonably requested.

7.6	Corporate Governance

Upon closing of the Transaction:

(a)	The board of directors of Resulting Issuer will consist of three directors and will be comprised of the following persons: Obie Strickler, Abhilash Patel and Stephen Gledhill.

(b)	The Chief Executive Officer of the Resulting Issuer will be Obie Strickler.

(c)	The Resulting Issuer will obtain directors and officers’ liability insurance after the completion of the Transaction, and the board of directors of Resulting Issuer will undertake to seek such additional directors and officers’ liability insurance as the directors may determine in their sole discretion.

7.7          Grown Rogue Canada Shareholder Approval

Grown Rogue Canada will obtain the unanimous written consent of all of its shareholders in order to pass such necessary resolutions approving the Three-Cornered Amalgamation Agreement in accordance with the provisions of the OBCA.

7.8	GRU Unitholders Approval

GRU will use commercially reasonable efforts to cause the GRU Unitholders to support the Transaction and related matters, and not to take any action contrary to, or in opposition to the Transaction.

7.9	Novicius Shareholder Approval

(a)	Novicius will obtain written consent of the Novicius Shareholders to approve the Transaction pursuant to the requirements of the CSE.

(b)	Novicius Subco will obtain unanimous written consent of its shareholders to approve the Three-Cornered Amalgamation in accordance with the provisions of the OBCA.

7.10	Business of Grown Rogue Canada and GRU

Each of Grown Rogue Canada and GRU will operate its business in a prudent and business-like manner and, except for transactions contemplated herein, in the ordinary course and in a manner consistent with past practice, and provided that GRU will not to engage in any business enterprise or activity different from that carried on as of the date of the Letter Agreement, unless the prior written approval of Novicius is obtained.

7.11       Negative Covenants in Respect of Grown Rogue Canada and GRU

Each of Grown Rogue Canada and GRU, as applicable, will not, except in connection with the Transaction or otherwise in the ordinary course of business, without the prior written consent of Novicius, whose consent will not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

(a)	issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on, or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on any Grown Rogue Canada Common Shares, or any options, warrants, calls, conversion privileges or rights of any kind to acquire Grown Rogue Canada Common Shares;

(b)	other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons), sell, lease or otherwise dispose of, any real or personal property used by Grown Rogue Canada or GRU in connection with its business or enter into any agreement or commitment in respect of any of the foregoing;

(c)	amend or propose to amend the articles or by-laws (or their equivalent) of Grown Rogue Canada or GRU;

(d)	split, combine or reclassify any of the Grown Rogue Canada Common Shares, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Grown Rogue Canada Common Shares;

(e)	redeem, purchase or offer to purchase any Grown Rogue Canada Common Shares or any options or obligations or rights under existing contracts, agreements and commitments;

(f)	reorganize, amalgamate or merge with any other Person;

(g)	acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(h)	satisfy or settle any claim or liability, except:

(i)	such as have been reserved against in the GRU Financial Statements, and which are, individually or in the aggregate, in an amount lower than $100,000, and

(ii)	in the ordinary course of business and consistent with past practice;

(i)	terminate any material Contract;

(j)	enter into any interest rate or currency swaps, hedges, caps, collars, forward sales or other similar financial instruments;

(k)	incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or to make capital expenditures or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money or to make capital expenditures in an amount either individually or in the aggregate exceeding $100,000;

(l)	to solicit, initiate, knowingly encourage, cooperate with or facilitate (including by way of furnishing any non-public information or entering into any form of agreement, arrangement or understanding) the submission, initiation or continuation of any oral or written inquiries or proposals or expressions of interest regarding, constituting or that may reasonably be expected to lead to any activity, arrangement or transaction or propose any activities or solicitations in opposition to or in competition with the Transaction, and without limiting the generality of the foregoing, not to induce or attempt to induce any other person to initiate any shareholder proposal or “takeover bid,” exempt or otherwise, within the meaning of applicable US securities laws, for securities or assets of GRU, nor to undertake any transaction or negotiate any transaction which would be or potentially could be in conflict with the Transaction, including, without limitation, allowing access to any third party to conduct due diligence, nor to permit any of its officers or directors to authorize such access, except as required by statutory obligations;

(m)	except as required by IFRS or any applicable Law, make any changes to the existing accounting practices of GRU or make any material Tax election inconsistent with past practice; or

(n)	take any action or permit any action to be taken that is inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the Transaction or which would or could have a Material Adverse Effect on Grown Rogue Canada.

7.12	Positive Covenants in Respect of Grown Rogue Canada and GRU

Each of Grown Rogue Canada and GRU, as applicable, will:

(a)	subject to the provisions hereof, cooperate fully with Novicius and use all reasonable commercial efforts to assist Novicius in its efforts to complete the Transaction (including but not limited to drafting the documentation in respect of the Transaction, to as great an extent as reasonably possible, such as the listing statement required to be filed by Novicius as prescribed by the CSE), unless such cooperation and efforts would subject Grown Rogue Canada, GRU, either of their directors, managers, officers or shareholders or members (as applicable) to liability, or would result in any breach of applicable statutory or regulatory requirements;

(b)	prepare and deliver the financial statements as required by the CSE;

(c)	complete the Cal-Green Transaction;

(d)	promptly notify Novicius of:

(i)	any Material Adverse Effect, or any change, event, occurrence or state of facts which could reasonably be expected to have a Material Adverse Effect in respect of Grown Rogue Canada or GRU;

(ii)	any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(iii)	any breach by Grown Rogue Canada or GRU of any covenant or agreement contained in this Agreement;

(iv)	any event occurring subsequent to the date hereof that would render any representation or warranty of Grown Rogue Canada or GRU contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate;

(e)	until the Closing Date, or, in the event of the termination of this Agreement without the completion of the transactions contemplated by this Agreement pursuant to Section 9.1, Grown Rogue Canada and GRU will for an indefinite period of time, subject to Section 7.11(g), keep confidential and not use for its own purposes (other than as contemplated by this Agreement) any information obtained from Novicius with respect to its business. If this Agreement is terminated pursuant to Section 9.1, all documents, work papers and other material obtained by Grown Rogue Canada and GRU in connection with this Agreement, including all copies, whether in written form or stored electronically, will be returned to Novicius or destroyed, as the case may be, promptly after that termination; and

(f)	the obligations of Grown Rogue Canada and GRU under Section 7.12(e), to keep confidential and not use any information does not apply to information which:

(i)	becomes generally available to the public other than as a result of a disclosure by Grown Rogue Canada, GRU, or any of their respective representatives in violation of this Agreement;

(ii)	was available to Grown Rogue Canada or GRU on a non-confidential basis before its disclosure by Novicius;

(iii)	becomes available to Grown Rogue Canada or GRU on a non-confidential basis from a source other than Novicius, if that source is not bound by a confidentiality agreement with Novicius; or

(iv)	Grown Rogue Canada or GRU is required by Law to disclose.

7.13	Grown Rogue Canada and GRU Satisfaction of Conditions

Each of Grown Rogue Canada and GRU will use commercially reasonable efforts to satisfy, or cause to be satisfied, all covenants to its obligations hereunder set forth in this Article 7 to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Transaction, including using its commercially reasonable efforts to:

(a)	complete the GRU Acquisition;

(b)	obtain the approvals referred to in Sections 7.6 and 7.7;

(c)	obtain all other consents, approvals and authorizations as are required to be obtained by Grown Rogue Canada under any applicable Law or from any Governmental Entity which would, if not obtained, materially impede the completion of the Transaction or have a Material Adverse Effect; and

(d)	effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Transaction and participate, and appear in any proceedings of, any party hereto before any Governmental Entity.

7.14	Grown Rogue Canada and GRU Obligation to Keep Fully Informed

Each of Grown Rogue Canada and GRU will, in all material respects, conduct itself so as to keep Novicius fully informed in a prompt manner as to the material decisions or actions required or required to be made with respect to the operation of its business.

7.15	Grown Rogue Canada and GRU Conduct with respect to Representations and Warranties

Each of Grown Rogue Canada and GRU will conduct its affairs so that all of the representations and warranties of Grown Rogue Canada contained herein will be true and correct on and as of the Effective Date as if made on and as of such date.

7.16	Access to Information by Grown Rogue Canada and GRU

Each of Grown Rogue Canada and GRU will make available and cause to be made available promptly to Novicius and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Novicius to effect a thorough examination of Grown Rogue Canada and GRU and the business, properties and financial status thereof and will co-operate with Novicius in securing access for Novicius to any documents, agreements, corporate records or minute books not in the possession or under the control of Grown Rogue Canada and GRU. Subject to applicable Laws, upon reasonable notice, Grown Rogue Canada and GRU will afford officers, employees, counsel, accountants and other authorized representatives and advisors of Novicius reasonable access, during normal business hours from the date hereof until the termination of this Agreement pursuant to Section 9.1 or the Closing Date, whichever occurs first, to the properties, books, contracts and records as well as to the management personnel of Grown Rogue Canada and GRU and, during such period, Grown Rogue Canada and GRU will furnish promptly to Novicius all information concerning the business, properties and personnel of Grown Rogue Canada and GRU and as Novicius may reasonably request.

7.17	Grown Rogue Canada Closing Documents

Grown Rogue Canada will execute and deliver, or cause to be executed and delivered, at the closing of the Transaction, such customary agreements, certificates, resolutions and other closing documents as may be required by the other Parties hereto, all in form satisfactory to the other Parties, acting reasonably.

7.18	Business of Novicius

Novicius will operate its business in a prudent and business-like manner and, except for transactions contemplated herein, and the suspension of operations of DoubleTap Daily Inc., in the otherwise ordinary course and in a manner consistent with past practice.

7.19	Negative Covenants in Respect of Novicius

Novicius will not, except in connection with the Transaction or the Novicius Debt Conversion, or otherwise in the ordinary course of busness, without the prior written consent of GRU, whose consent will not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

(a)	issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of Novicius;

(b)	other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons) referred to in the Novicius Disclosure Documents, sell, lease or otherwise dispose of, any real or personal property used by Novicius in connection with their business or enter into any agreement or commitment in respect of any of the foregoing;

(c)	amend or propose to amend the notice of articles or articles of Novicius;

(d)	split, combine or reclassify any of the Novicius Common Shares, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Novicius Common Shares;

(e)	redeem, purchase or offer to purchase any Novicius Common Shares;

(f)	reorganize, amalgamate or merge with any other Person;

(g)	acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(h)	enter into, or terminate, any material Contract;

(i)	satisfy or settle any claim or liability, except as provided in Exhibit C;

(j)	enter into any interest rate or currency swaps, hedges, caps, collars, forward sales or other similar financial instruments;

(k)	take any action or permit any action to be taken that is inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the Transaction or which would or could have a Material Adverse Effect on Novicius;

(l)	to solicit, initiate, knowingly encourage, cooperate with or facilitate (including by way of furnishing any non-public information or entering into any form of agreement, arrangement or understanding) the submission, initiation or continuation of any oral or written inquiries or proposals or expressions of interest regarding, constituting or that may reasonably be expected to lead to any activity, arrangement or transaction or propose any activities or solicitations in opposition to or in competition with the Transaction, and without limiting the generality of the foregoing, not to induce or attempt to induce any other person to initiate any shareholder proposal or “takeover bid,” exempt or otherwise, within the meaning of the Securities Act (Ontario), for securities or assets of Nov, nor to undertake any transaction or negotiate any transaction which would be or potentially could be in conflict with the Transaction, including, without limitation, allowing access to any third party to conduct due diligence, nor to permit any of its officers or directors to authorize such access, except as required by statutory obligations;

(m)	incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or to make capital expenditures or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money or to make capital expenditures other than funds advanced to Novicius by officers, directors or shareholders as set out in Exhibit C; or

(n)	except as required by IFRS or any applicable Law, make any changes to the existing accounting practices of Novicius or make any material Tax election inconsistent with past practice.

7.20       Positive Covenants Respect of Novicius

Novicius will:

(a)	prior to or at the Closing Time, use commercially reasonable efforts to effect the Related Matters, including making all applicable filings with the CSE and any Governmental Entities;

(b)	use commercially reasonable efforts to complete the Novicius Debt Conversion;

(c)	subject to the satisfaction of all conditions set out in this Agreement required to be completed prior to the GRU Acquisition, complete the GRU Acquisition upon (i) receiving approval from the CSE to complete the Transaction and (ii) receipt of executed GRU Securities Exchange Agreements from each holder of GRU Units, GRU Warrants and GRU Debentures;

(d)	subject to the provisions hereof, to cooperate fully with Grown Rogue Canada and GRU and to use all reasonable commercial efforts to assist Grown Rogue Canada and GRU in their efforts to complete the Transaction, unless such cooperation and efforts would subject Novicius to liability or would be in breach of applicable statutory and regulatory requirements;

(e)	not take any action that would interfere with or be inconsistent with the completion of the Transaction or would render, or that reasonably may be expected to render, any representation or warranty made by Novicius in this Agreement untrue or inaccurate at any time prior to the Effective Time if then made;

(f)	promptly notify Grown Rogue Canada of:

(i)	any Material Adverse Effect, or any change, event, occurrence or state of facts which could reasonably be expected to have a Material Adverse Effect in respect of Novicius;

(ii)	any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(iii)	any breach by Novicius of any covenant or agreement contained in this Agreement; and

(iv)	any event occurring subsequent to the date hereof that would render any representation or warranty of Novicius contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate;

(g)	until the Closing Date, or, in the event of the termination of this Agreement without the completion of the transactions contemplated by this Agreement pursuant to Section 9.1, Novicius will for an indefinite period of time, subject to Section 7.20(h), keep confidential and not use for its own purposes (other than as contemplated by this Agreement) any information obtained from either of Grown Rogue Canada and GRU with respect to its business. If this Agreement is terminated pursuant to Section 9.1, all documents, work papers and other material obtained by Novicius in connection with this Agreement, including all copies, whether in written form or stored electronically, will be returned to Grown Rogue Canada or GRU, or destroyed, as the case may be, promptly after that termination; and

(h)	the obligation of Novicius under Section 7.20(g), to keep confidential and not use any information does not apply to information which:

(i)	becomes generally available to the public other than as a result of a disclosure by Novicius or any of its respective representatives in violation of this Agreement;

(ii)	was available to Novicius on a non-confidential basis before its disclosure by Grown Rogue Canada or GRU;

(iii)	becomes available to Novicius on a non-confidential basis from a source other than Grown Rogue Canada or GRU, if that source is not bound by a confidentiality agreement with Grown Rogue Canada or GRU; or

(iv)	Novicius is required by Law to disclose.

7.21	Novicius Satisfaction of Conditions

Novicius will use commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations hereunder set forth in this Article 7 to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Transaction, including using its commercially reasonable efforts to:

(a)	obtain all consents, approvals and authorizations as are required to be obtained by Novicius under any applicable Law or from any Governmental Entity which would, if not obtained, materially impede the completion of the Transaction or have a Material Adverse Effect on Novicius;

(b)	effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Transaction and participate, and appear in any proceedings of, any party hereto before any Governmental Entity; and

(c)	fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by Novicius.

7.22	Novicius to Keep Grown Rogue Canada and GRU Fully Informed

Novicius will, in all material respects, conduct itself so as to keep Grown Rogue Canada and GRU fully informed in a prompt manner as to the material decisions or actions required or required to be made with respect to the operation of its business.

7.23	Novicius Conduct in Respect of Representations and Warranties

Novicius will conduct its affairs so that all of the representations and warranties of Novicius contained herein will be true and correct on and as of the Closing Date as if made on and as of such date.

7.24	Access to Information by Novicius

Novicius will make available and cause to be made available promptly to Grown Rogue Canada, GRU, and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Grown Rogue Canada and GRU to effect a thorough examination of Novicius and the business, properties and financial status thereof and will cooperate with Grown Rogue Canada and GRU in securing access for Grown Rogue Canada or GRU to any documents, agreements, corporate records or minute books not in the possession or under the control of Novicius. Subject to applicable Laws, upon reasonable notice, Novicius will afford officers, employees, counsel, accountants and other authorized representatives and advisors of Grown Rogue Canada and GRU reasonable access, during normal business hours from the date hereof until the termination of this Agreement pursuant to Section 9.1, to the properties, books, contracts and records as well as to the management personnel of Novicius and, during such period, Novicius will furnish promptly to Grown Rogue Canada and GRU all information concerning the business, properties and personnel of Novicius as Grown Rogue Canada or GRU may reasonably request.

7.25	Novicius Closing Documents

Novicius will execute and deliver, or cause to be executed and delivered, at the closing of the Transaction, the following:

(a)	duly executed resignations and releases of each director and officer of Novicius; and

(b)	such customary agreements, certificates, resolutions and other closing documents as may be required by the other Parties hereto, all in form satisfactory to the other Parties hereto, acting reasonably.

7.26	Merger of Covenants

The covenants set out in this Agreement will not survive the completion of the Transaction and will merge without recourse between the Parties upon such completion.

Article 8
CLOSING CONDITIONS

8.1	Mutual Conditions

The respective obligations of Novicius, Grown Rogue Canada and Novicius Subco to complete the Three-Cornered Amalgamation are subject to the fulfilment of the following conditions at or before the Closing Date:

(a)	the completion of the GRU Acquisition;

(b)	receipt of all required regulatory, corporate and third party approvals, including:

(i)	all consents and approvals and authorizations as are required to be obtained by the CSE for the Transaction, and the CSE will have conditionally approved the Transaction and the listing of the Resulting Issuer Shares (including the Resulting Issuer Shares which are issuable upon the exercise of the securities issued pursuant to the Private Placement) as of the Closing Date, subject to compliance with the usual requirements of the CSE;

(ii)	all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity, the failure of which to obtain or the non-expiry of which would or could have a Material Adverse Effect or materially impede the completion of the Transaction, will have been obtained or received on terms that are reasonably satisfactory to each Party hereto;

(iii)	all consents and approvals of the shareholders of Novicius, Novicius Subco required with respect to this Agreement and the Transaction including the Three-Cornered Amalgamation;

(iv)	all consents and approvals of the shareholders of Grown Rogue Canada required with respect to this Agreement and the Transaction including the Three-Cornered Amalgamation;

(c)	the completion of the Cal-Green Transaction;

(d)	the completion of the Private Placement, the GRU Private Placement, the sale of the GRU Debentures, and other financing(s) by way of debt or equity of GRU and/or Grown Rogue Canada, raising minimum gross proceeds of an aggregate of $5,000,000;

(e)	there will not be in force any Law, ruling, order or decree, and there will not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Three-Cornered Amalgamation or any other transaction contemplated herein in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Three-Cornered Amalgamation or any other transaction contemplated herein which has, or could have, or could reasonably be expected to have, a Material Adverse Effect;

(f)	all documents and instruments have been tabled for the concurrent closing of the Transaction including, but not limited to, the exchange of Grown Rogue Canada Common Shares, Grown Rogue Canada Warrants and Grown Rogue Canada Broker Warrants for Resulting Issuer Shares, Resulting Issuer Warrants and Resulting Issuer Broker Warrants, respectively;

(g)	filed articles of amendment changing the name of the Resulting Issuer to Grown Rogue International Inc. (or such other name as agreed between GRU and Novicius) and affecting the Novicius Share Consolidation; and

(h)	this Agreement will not have been terminated pursuant to Article 9 hereof.

The foregoing conditions are for the mutual benefit of Novicius and Grown Rogue Canada and may be waived, in whole or in part, by either Novicius or Grown Rogue Canada in writing at any time.

8.2	Novicius Conditions

The obligation of Novicius to complete the Three-Cornered Amalgamation and the GRU Acquisition contemplated herein is subject to the fulfilment of the following additional conditions at or before the Closing Date or such other time as is specified below:

(a)	Novicius shall be satisfied that, from the date of this Agreement, there has been no material change or change in a material fact or a new material fact or an undisclosed material fact or material change in respect of GRU which has had a Material Adverse Effect on GRU or on the Transaction;

(b)	the representations and warranties of Grown Rogue Canada and GRU made in this Agreement qualified as to materiality shall be true and correct, and the representations and warranties not so qualified shall be true and correct in all material respects as at the Closing Date with the same force and effect as though those representations and warranties had been made as of the Closing Date, except for such representations and warranties made expressly as of a specified date which shall be true and correct in all material respects as of such date, and Grown Rogue Canada and GRU will have complied with all covenants and agreements to be performed or caused to be performed by them under this Agreement, and any other agreement or document delivered pursuant to this Agreement, at or prior to the Closing Date, and in addition, each of Grown Rogue Canada and GRU will deliver to Novicius a certificate of a senior officer confirming the foregoing;

(c)	there will not be in force any Law, ruling, order or decree, and there will not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, which has, or could have, or could reasonably be expected to have, a Material Adverse Effect on GRU or GRU Canada;

(d)	no inquiry or investigation (whether formal or informal) in relation to Grown Rogue Canada or any Affiliate thereof, or any of their respective directors or officers will have been commenced or threatened by any securities commission, the CSE, or any regulatory body having jurisdiction, such that the outcome of such inquiry or investigation could have a Material Adverse Effect on Grown Rogue Canada;

(e)	Grown Rogue Canada and GRU will be in material compliance with the terms of this Agreement and the other Transaction Documents;

(f)	the directors of Grown Rogue Canada will have adopted all necessary resolutions and all other necessary corporate action will have been taken by Grown Rogue Canada to permit the consummation of the Agreement;

(g)	the holders of GRU Units, GRU Warrants and GRU Debentures have all entered into fully completed GR Securities Exchange Agreements with Novicius;

(h)	on closing of the Transaction the Resulting Issuer will provide an undertaking to, for six months from closing of the Transaction, continue the current practice of Novicius to issue a waiver of Medallion Guarantee to Novicius’ U.S. transfer agent to allow the transfer of the Resulting Issuer Shares without a Medallion Guarantee (but rather with a notarized or apostilled signature witness) by certain known shareholders of the Resulting Issuer identified by Novicius to GRU prior to the Closing Date, subject to such shareholders providing the Resulting Issuer with the indemnity in a form acceptable to the Resulting Issuer including any other details or documentation required by the Resulting Issuer, acting reasonably;

(i)	a legal opinion from counsel to GRU relating to certain corporate matters concerning GRU and its Subsidiaries addressed to Novicius and the Agents;

(j)	a legal opinion from counsel to GRU relating to certain regulatory matters addressed to Novicius and the Agents;

(k)	receipt of the documents pursuant to Section 7.17.

The foregoing conditions are for the benefit of Novicius and may be waived, in whole or in part, by Novicius in writing at any time.

8.3	Grown Rogue Canada and GRU Conditions

The obligations of Grown Rogue Canada and GRU to complete the Three-Cornered Amalgamation and GRU Acquisition contemplated herein is subject to the fulfilment of the following additional conditions at or before the Closing Date or such other time as is specified below:

(a)	the Resulting Issuer Shares will be issued as fully paid and non-assessable common shares in the capital of the Resulting Issuer, free and clear of any and all encumbrances, liens, charges and demands of whatsoever nature;

(b)	Grown Rogue Canada shall be satisfied that, from the date of this Agreement there has been no material change or change in a material fact or a new material fact or an undisclosed material fact or material change in respect of Novicius which might reasonably be expected to have a Material Adverse Effect on Novicius, and Grown Rogue Canada shall be satisfied that Novicius shall not have taken any act, entered into or become a party to or subject to any agreement or transaction or incurred or become liable for any obligation except in the ordinary course of business;

(c)	the representations and warranties of Novicius and Novicius Subco made in this Agreement qualified as to materiality shall be true and correct, and the representations and warranties not so qualified shall be true and correct in all material respects as at the Closing Date with the same force and effect as though those representations and warranties had been made as of the Closing Date, except for such representations and warranties made expressly as of a specified date which shall be true and correct in all material respects as of such date, and Novicius and Novicius Subco will have complied with all covenants and agreements to be performed or caused to be performed by them under this Agreement, and any other agreement or document delivered pursuant to this Agreement, at or prior to the Closing Date, and in addition, each of Novicius and Novicius Subco will deliver to Grown Rogue Canada and GRU a certificate of a senior officer confirming the foregoing;

(d)	there will not be in force any Law, ruling, order or decree, and there will not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, which has, or could have, or could reasonably be expected to have, a Material Adverse Effect on Novicius or Novicius Subco;

(e)	no inquiry or investigation (whether formal or informal) in relation to Novicius or any Affiliate thereof, or any of their respective directors or officers will have been commenced or threatened by any securities commission, the CSE, the OTCQB or any regulatory body having jurisdiction, such that the outcome of such inquiry or investigation could have a Material Adverse Effect on Grown Rogue Canada;

(f)	there will be no legal proceeding or regulatory actions or proceedings against Novicius at the Closing Date, which may, if determined against the interests of Novicius, have a Material Adverse Effect on Novicius;

(g)	the working capital deficiency of Novicius on the Closing Date will not materially exceed the Maximum Novicius Debt, not including the Novicius Transaction Costs and other costs and expenses incurred in the ordinary course of business each from October 16, 2018 (except for legal fees which shall be incurred from October 1, 2018) to the Closing Date;

(h)	Obie Strickler shall have entered into an employment agreement whereby he is appointed Chief Executive Officer of the Resulting Issuer, Amalco, and GRU, for a term of two years, with an option to extend the original term for an additional two years, which agreement shall include compensation terms and severance rights in the event of his termination prior to the expiration of the term;

(i)	no inquiry or investigation (whether formal or informal) in relation to Novicius, any Affiliate thereof, or any of their respective directors, officers, or shareholders will have been commenced or threatened by any securities commission, the CSE, or any regulatory body having jurisdiction, such that the outcome of such inquiry or investigation could have a Material Adverse Effect on Novicius;

(j)	Novicius and Novicius Subco will be in material compliance with the terms of this Agreement and the other Transaction Documents;

(k)	the completion of the Novicius Share Consolidation;

(l)	there will be no other issued and outstanding securities in the capital of Novicius, and Novicius Subco except as disclosed herein and those issued pursuant to the Novicius Debt Conversion;

(m)	all the directors, officers and/or employees of Novicius shall have waived any termination, severance or change of control payments triggered upon completion of the Transaction;

(n)	resignations from all directors and officers of Novicius, and full and final releases to any claims they have or may have against Novicius, each in a form satisfactory to Grown Rogue Canada, acting reasonably;

(o)	receipt from Novicius of originals of the Books and Records with respect to Novicius and Novicius Subco and of all Contracts entered into by Novicius or Novicius Subco;

(p)	the directors of Novicius and Novicius Subco will have adopted all necessary resolutions and all other necessary corporate action will have been taken by Novicius and Novicius Subco to permit the consummation of the Agreement, the Transaction and the Related Matters;

(q)	a binding offer to purchase will be signed by a credible purchaser relating to the sale of Doubletap Daily Inc. and ICE Studio Productions Inc. and such acquisition shall be subject only to the review of and, if deemed appropriate, approval by the Resulting Issuer board, and if so approved it shall be completed as soon as practicable following the closing of the Transaction;

(r)	a customary legal opinion from Canadian counsel to Novicius relating to certain corporate and securities matters addressed to GRU and the Agents; and

(s)	receipt of the documents pursuant to Section 7.24.

The foregoing conditions are for the benefit of Grown Rogue Canada and may be waived, in whole or in part, by Grown Rogue Canada in writing at any time.

8.4	Consents—Merger

The obligations of Novicius, Novicius Subco and Grown Rogue Canada to obtain the consents referred to in this Article 8 will not survive the completion of the Transaction, and will merge without recourse between the Parties upon such completion.

Article 9
TERMINATION AND SURVIVAL

9.1          Termination

This Agreement shall terminate with the Parties having no obligations to each other than the provisions contained in Section 7.12(e), 7.20(g), 9.1 and 10.3 and on such date on which any of the following events occurs:

(a)	upon the date on which Novicius and Grown Rogue Canada mutually agree to terminate this Agreement;

(b)	upon the thirtieth day after the date on which written notification by any Party to this Agreement (the “Terminating Party”) gives written notice to the other Party (the “Breaching Party”), of the occurrence of a material breach of any provision of this Agreement by the Breaching Party; provided such breach has not been remedied to the satisfaction of the Terminating Party, acting reasonably, within such 30 days;

(c)	upon written notification by Novicius to GRU that the payment provided for in Section 7.12(f) has not been made to Novicius by GRU, provided that such breach has not been remedied to the satisfaction of Novicius in its sole and absolute discretion within 10 Business Days of such written notification. For clarity, in the event that the agreement terminates the payment provided for in Section 7.12(f) remains due and owing to Novicius;

(d)	upon the written notification by any Party to the other Party if any condition set out in Article 8 is not complied with or waived on or before the Closing Date or, if earlier, the date required for the performance thereof; and

(e)	upon the Transaction not being completed by November 30, 2018, unless such date is otherwise extended in writing by the Parties and a payment of $30,000 in immediately available funds is made by GRU to Novicius by November 30, 2018;

Except as provided in Section 9.1, the representations and warranties and covenants contained in this Agreement will merge and not survive the closing of the Transaction.

Article 10
CLOSING

10.1	Date and Place of Closing

The Closing will take place on the Closing Date in the offices of Miller Thomson LLP located at Suite 5800, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada, or at any other place as the Parties may agree.

10.2	Payment of Outstanding Novicius Debt and Novicius Transaction Costs

The Resulting Issuer shall pay, on the Closing Date, the creditors of Novicius all amounts in columns F and G in the spreadsheet attached as Exhibit C hereto, any actual amounts invoiced in the projections as described in Exhibit C hereto and the Novicius Transaction Costs incurred from October 16, 2018 to the Closing Date (except for legal fees which are incurred from October 1, 2018 to the Closing Date). For greater certainty, 24 hours prior to the Closing Date, Novicius will provide GRU with a list of creditors, addresses, payment instructions and amounts due in order to facilitate payment no later than on the Closing Date, provided that such working capital deficiency does not exceed the Maximum Novicius Debt. All other creditors of Novicius will be paid according to the best practices of the Resulting Issuer.

10.3	Fees, Costs and Expenses

Except as provided for herein, the Parties agree that all third party costs and expenses incurred by the Parties in connection with the matters and the Transaction contemplated hereby, including without limitation, all legal, accounting, tax, and financial advisor fees, shall be borne by Grown Rogue Canada and GRU, jointly and severally. All amounts incurred and owing by Novicius and its Subsidiaries as at October 15, 2018 (inclusive of the Novicius Transaction Costs, except for legal fees which are as at September 30, 2018) are set out in Exhibit C attached hereto. Notwithstanding the above, GRU agrees to pay Novicius $250,000 (the “Termination Payment”) in order to satisfy the Novicius Transaction Costs should this Agreement be terminated for any reason other than due to Novicius’ failure to satisfy the conditions precedent in Sections 8.1(b)(iii), 8.1(g), 8.3(a), 8.3(c), 8.3(g), 8.3(j), 8.3(l), 8.3(m), 8.3(n), 8.3(p) and 8.3(q).

GRU hereby acknowledges that the Termination Payment amount is a payment of liquidated damages which is an estimate of the damages which Novicius will suffer or incur as a result of the non-completion of the Transaction and is not a penalty. GRU hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of the Termination Payment, Novicius shall have no further claim against GRU in respect of the failure to complete the Transaction whether or not as a result of the breach of this Agreement by GRU, intentional or otherwise.

Article 11
GENERAL

11.1	Time of Essence

Time is of the essence in all respects of this Agreement.

11.2	Notices

Any Communication must be in writing and either:

(a)	personally delivered;

(b)	sent by prepaid, registered mail; or

(c)	sent by facsimile, e-mail or functionally equivalent electronic means of communication, charges (if any) prepaid.

Any Communication must be sent to the intended recipient at its address as follows:

to Novicius or Novicius Subco at:

1505 – 1 King Street West

Toronto, Ontario M5H 1A1

Attention:	J. Cassina

Email:	cassina@bellnet.ca

with a copy to:

WeirFoulds LLP

66 Wellington Street West, Suite 4100

TD Bank Tower

Toronto, ON M5K 1B7

Attention:	Conor Dooley

Facsimile No.:	416.365.1876

Email:	cdooley@weirfoulds.com

to GRU at:

655 RossAnley Drive

Medford, Oregon

97501 United States

Attention:	J. Obie Strickler

Email:	obie@grownrogue.com

with a copy to:

Tonkon Torp LLP

1600 Pioneer Tower

888 SW Fifth Avenue

Portland, Oregon

97204 United States

Attention: Kurt Ruttum

Facsimile No.: 503.274.8779

Email: kurt.ruttum@tonkon.com

to Grown Rogue Canada at:

340 Richmond Street West
Toronto, Ontario M5V 1X2

Attention:	Michael Johnston

Email:	mike@fa.ca

with a copy to:

Miller Thomson LLP

40 King Street West, Suite 5800

P.O. Box 1011

Toronto, ON M5H 3S1

Attention: Alexander Lalka

Facsimile No.: 416.595.8695

Email: alalka@millerthomson.com

or at any other address as any Party may from time to time advise the other by Communication given in accordance with this Section 11.2. Any Communication delivered to the Party to whom it is addressed will be deemed to have been given and received on the day it is so delivered at that Party’s address, provided that if that day is not a Business Day then the Communication will be deemed to have been given and received on the next Business Day. Any Communication transmitted by facsimile or other form of electronic communication will be deemed to have been given and received on the day on which it was transmitted (but if the Communication is transmitted on a day which is not a Business Day or after 3:00 p.m. (local time of the recipient)), the Communication will be deemed to have been received on the next Business Day. Any Communication given by registered mail will be deemed to have been received on the fifth Business Day after which it is so mailed. If a strike or lockout of postal employees is then in effect, or generally known to be impending, every Communication must be effected by personal delivery, or by facsimile, e-mail or functionally equivalent electronic means.

11.3	Further Assurances

Each Party will, at the requesting Party’s cost, execute and deliver any further agreements and documents and provide any further assurances as may be reasonably required by the other Party to give effect to this Agreement and, without limiting the generality of the foregoing, will do or cause to be done all acts and things, execute and deliver or cause to be executed and delivered all agreements and documents and provide any assurances, undertakings and information as may be required from time to time by all Governmental Entities or stock exchanges having jurisdiction over the Novicius’ affairs or as may be required from time to time under applicable securities legislation.

11.4	No Broker

Each Party represents and warrants to the other Parties that all negotiations relating to this Agreement and the transactions contemplated by this Agreement have been carried on between them directly, without the intervention of any other Person on behalf of any Party in such manner as to give rise to any valid claim against any Party for a brokerage commission, finder’s fee or other similar payment other than in accordance with the Agency Agreement.

11.5	Public Notice

All public notices to third parties and all other announcements, press releases and publicity concerning this Agreement or the transactions contemplated by this Agreement must be jointly planned and co-ordinated by the Parties, and no Party to this Agreement will act unilaterally in this regard without the prior consent of the other Parties unless, and only to the extent that, disclosure is required to meet the timely disclosure obligations of any Party under securities laws or stock exchange rules in circumstances where prior consultation with the other Parties is not practicable, or the disclosure is to the Party’s board of directors, senior management and its legal, accounting, financial or other professional advisers.

11.6	Amendment and Waiver

No supplement, modification, amendment, waiver, discharge or termination of this Agreement is binding unless it is executed in writing by the Party to be bound. No waiver of, failure to exercise or delay in exercising, any provision of this Agreement constitutes a waiver of any other provision (whether or not similar) nor does any waiver constitute a continuing waiver unless otherwise expressly provided.

11.7	Assignment and Enurement

Neither this Agreement nor any right or obligation under this Agreement may be assigned by any Party without the prior consent of the other Parties. This Agreement enures to the benefit of and is binding upon the Parties and their respective successors and permitted assigns.

11.8	Severability

Each provision of this Agreement is distinct and severable. If any provision of this Agreement, in whole or in part, is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect the legality, validity or enforceability of the remaining provisions of this Agreement, or the legality, validity or enforceability of that provision in any other jurisdiction.

11.9	Counterparts

This Agreement may be executed and delivered by the Parties in one or more counterparts, each of which when so executed and delivered will be an original, and those counterparts will together constitute one and the same instrument.

11.10	Facsimile Signatures

Delivery of this Agreement by facsimile, e-mail or functionally equivalent electronic transmission constitutes valid and effective delivery.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

Each of the Parties has executed and delivered this Agreement as of the date noted at the beginning of the Agreement.

NOVICIUS CORP.

Per:	“James Cassina”
Name	James Cassina
Title:	Chief Financial Officer, Director

GROWN ROGUE CANADA INC.

Per:	“J. Obie Strickler”
Name:	J. Obie Strickler
Title:	President

GROWN ROGUE UNLIMITED, LLC

Per:	“J. Obie Strickler”
Name:	J. Obie Strickler
Title:	President

NOVICIUS ACQUISITION CORP.

Per:	“Dikshant Batra”
Name:	Dikshant Batra
Title:	Director

Signature Page to Definitive Transaction Agreement

Exhibit A

FORM OF GRU SECURITIES EXCHANGE AGREEMENT

THIS AGREEMENT dated as of ______________, 2018 is made

BETWEEN:

●

(the “Vendor”)

AND:

NOVICIUS CORP., a company existing under the Business Corporations Act (Ontario) with a registered office at 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1, Canada

(the “Purchaser”)

WHEREAS:

A.       The Vendor is the owner of the securities of Grown Rogue Unlimited, LLC, a limited liability company existing under the laws of Oregon (“Grown Rogue”) as set out in Schedule A hereto (the “Purchased Securities”);

B.       The Vendor agrees to sell the Purchased Securities to the Purchaser and the Purchaser agrees to purchase the Purchased Securities from the Vendor on the terms and subject to the conditions set forth in this Agreement;

C.       The Vendor and the Purchaser intend that the transaction contemplated herein shall be completed and be effective on a date following the approval by the Canadian Securities Exchange (the “CSE”) of the proposed business combination whereby the Purchaser, being a company listed on the Canadian Securities Exchange, acquires, directly or indirectly, 100% of the issued and outstanding equity membership units of Grown Rogue, with such acquisition of the securities of the Purchaser constituting a reverse take-over of the Purchaser (the “RTO Transaction”);

D.       The RTO Transaction shall be completed pursuant to the terms and conditions set out in a definitive transaction agreement between the Purchaser, Novicius Acquisition Corp. (a wholly-owned subsidiary of the Purchaser), Grown Rogue and Grown Rogue Canada Inc. (the “Transaction Agreement”); and

E.       The RTO Transaction shall be completed in accordance with the terms and conditions of a definitive transaction agreement to be entered into between the Purchaser, Grown Rogue and Grown Rogue Canada Inc., an affiliate of Grown Rogue, pursuant to which the sale of the Purchased Securities by the Vendor to the Purchaser is a condition of closing the RTO Transaction.

IN CONSIDERATION OF the premises and the mutual agreements in this Agreement, the parties agree as follows:

1.            sale and purchase of THE PURCHASED SECURITIES

The Vendor agrees to sell the Purchase Securities to the Purchaser, and the Purchaser agrees to purchase the Purchased Securities from the Vendor on the Closing Date (defined below), on the terms and conditions set forth below.

2.            PURCHASE PRICE

The total purchase price for the Purchased Securities is the fair market value thereof at the Closing Date, the best estimate of which the parties have determined is CDN$● (the “Price”).

3.            payment of price

The Purchaser will pay the Price to the Vendor by issuing to the Vendor ● common shares (the “Public Securities”) of the Purchaser at a price of CDN$0.44 per share. [The warrants of Grown Rogue held by the Vendor shall be exchanged for common share purchase warrants of the Purchaser with substantially the same terms (the “Public Warrants”) on a 1 for 1 basis. The Public Warrants shall be exercisable for one common share in the capital of the Purchaser at $0.55 per share for a two year period. For the purposes of this Agreement, “Public Securities” shall include the Public Warrants and, as applicable, the common shares of the Purchaser underlying the Public Warrants.]

4.            VENDOR’s REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGEMENTS

The Vendor represents, warrants and acknowledges to the Purchaser that the Vendor on the date hereof and on the Closing Date:

(a)	is the owner of the Purchased Securities;

(b)	has good and marketable title to the Purchased Securities free and clear of any charge, encumbrance, equity, security interest or claim of any kind or nature whatsoever, except as set forth in the Second Amended and Restated Operating Agreement, as amended, of Grown Rogue;

(c)	the Vendor understands and acknowledges that, to the extent that securities laws, regulations, rules, rulings and orders in each of the provinces and territories of Canada (the “Canadian Securities Laws”) are applicable to the issuance of the Public Securities, the offer and sale is being made in reliance on a private placement exemption provided by Section 2.11 of National Instrument 45-106 – Prospectus Exemptions;

(d)	the Vendor understands and acknowledges that, to the extent that securities laws, regulations, rules, rulings and orders in the United States and in each of the states of the United States (the “U.S. Securities Laws”) are applicable to the issuance of the Public Securities, the offer and sale is being made in reliance on a private placement exemption provided by Section 4(2) of and by Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended (the “U.S. Securities Act”), and exemptions from registration under the laws of the State in which the Vendor resides;

(e)	the Vendor, unless otherwise noted below, is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D promulgated under the U.S. Securities Act. For U.S. persons or entities, specifically, the Vendor is (check appropriate items):

_________    (i)           A bank, savings and loan association or other similar institution (as defined in Sections 3(a)(2) and 3(a)(5)(A) of the Securities Act);

_________    (ii)          A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended;

_________    (iii)         An insurance company (as defined in Section 2(13) of the Securities Act);

_________    (iv)         An investment company registered under the Investment Company Act of 1940 (the “Investment Company Act”);

_________    (v)          A Small Business Investment Company licensed by the U.S. Small Business Administration under Sections 301(c) or (d) of the Small Business Investment Act of 1958;

_________    (vi)         Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its subdivisions for the benefit to its employees, which plan has total assets in excess of $5,000,000;

_________    (vii)        An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 (“ERISA”), if the investment decision is made by a “Plan Fiduciary”, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company or registered investment adviser;

_________    (viii)       An employee benefit plan within the meaning of ERISA having total assets in excess of $5,000,000;

_________    (ix)         A self-directed employee benefit plan within the meaning of ERISA, with investment decisions made solely by persons who are accredited investors as defined in Rule 501(a) of Regulation D;

_________    (x)          A business development company (as defined in Section 2(a)(48) of the Investment Company Act) or a private business development company (as defined in Section 202(a)(22) of the Investment Advisers Act of 1940);

_________    (xi)         A Corporation, partnership, Massachusetts or similar business trust, or organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (tax exempt organization), not formed for the specific purpose of acquiring the Debentures having total assets in excess of $5,000,000;

_________    (xii)        Any executive officer or director of the Company;

_________    (xiii)       An individual having an individual net worth or a joint net worth with spouse at the time of purchase (excluding residential real property) in excess of $1,000,000;

_________    (xiv)       An individual whose net income was in excess of $200,000 in each of the two most recent years, or whose joint income with spouse was in excess of $300,000 in each of those years, and who reasonably expects his net income to reach such level in the current year;

_________    (xv)        A trust with total assets in excess of $5,000,000 not formed for the specific purpose of acquiring the Debentures whose purchase is directed by a sophisticated person (i.e., person who has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of any securities); or

_________    (xvi)       Any entity in which all of the entity owners are “accredited investors.”

_________    (xvii)      The vendor is not an “accredited investor.”

(f)	the Vendor appoints J. Obie Strickler to act, with full power of substitution, as the Vendor’s true and lawful attorney in the Vendor’s place or stead to execute in the Vendor’s name and on the Vendor’s behalf (i) all documents required to effect and complete the purchase and sale of the Purchased Securities in exchange for the Public Securities including, without limitation, all necessary documents and assurances that may be required to transfer legal and beneficial title in and to the Purchased Securities to the Purchaser and (ii) all documents required to be signed by the shareholders of the Purchaser in order to effect and complete the RTO Transaction.

(g)	the Vendor will consult its own legal advisors with respect to trading in the Public Securities when issued and with respect to the resale restrictions, if any, imposed by the securities laws of the jurisdiction in which the Vendor resides and other applicable securities laws, and acknowledges that no representation has been made respecting any resale restrictions applicable to such securities which restrict the ability of the Vendor to resell such securities, that the Vendor is solely responsible to find out what these restrictions are and the Vendor is solely responsible (and none of Grown Rogue, the Purchaser or the Purchaser is in any way responsible) for compliance with applicable resale restrictions;

(h)	the Vendor understands that the Purchaser has no obligation or present intention of filing a registration statement under the U.S. Securities Act in respect of any of the Public Securities;

(i)	the Vendor has no intention to distribute either directly or indirectly any of the Public Securities in the United States, except in compliance with the U.S. Securities Act and applicable state securities laws;

(j)	the current structure of this transaction and all transactions and activities contemplated hereunder is not a scheme by the Vendor to avoid the registration requirements of the U.S. Securities Act and applicable state securities laws;

(k)	the Vendor understands and acknowledges that the Public Securities will be “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act and that if in the future the Vendor decides to offer, sell, pledge or otherwise transfer any of the Public Securities the Vendor will not offer, sell or otherwise transfer any of such securities directly or indirectly, unless: (i) the sale is to the Purchaser (in the case of the Public Securities), (ii) the sale is made outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S promulgated under the U.S. Securities Act and in compliance with applicable local laws and regulations; (iii) pursuant to a registration statement that has been declared effective under the U.S. Securities Act and is available for resale of such securities; (iv) the sale is made pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in accordance with any applicable state securities or “blue sky” laws; or (v) such securities are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable state laws and regulations governing the offer and sale of the securities; and, in the case of clauses (iv) or (v), the Vendor has prior to such sale, if requested, furnished to the Purchaser (in the case of the Public Securities) an opinion of counsel or other evidence of exemption in form and substance reasonably satisfactory to the Purchaser;

(l)	The Vendor understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing the Public Securities and all certificates issued in exchange therefor or in substitution thereof, will bear substantially the following legend, as well as any legend required by the laws of any other applicable jurisdiction:

THE OFFER AND SALE OF SECURITIES REPRESENTED HEREBY [for Warrants, add: AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS, AND THE SECURITIES REPRESENTED HEREBY [for Warrants, add: AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF] MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE PURCHASER (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT AND IS AVAILABLE FOR RESALE OF THE SECURITIES, OR (D) IN COMPLIANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, INCLUDING RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER FURTHER UNDERSTANDS AND AGREES THAT IN THE EVENT OF A TRANSFER PURSUANT TO THE FOREGOING CLAUSE (D), THE PURCHASER WILL REQUIRE A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE SATISFACTORY TO THE PURCHASER THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE ‘GOOD DELIVERY’ IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

provided, that if the Public Securities are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act, and such securities were initially issued when the Purchaser qualified as a “foreign issuer” (as defined in Rule 902 of Regulation S under the U.S. Securities Act), the legend set forth above may be removed by providing an executed declaration to the registrar and transfer agent of the Purchaser and to the Purchaser, in substantially the form set forth as Schedule B hereto (or in such other form as the Purchaser may prescribe from time to time) and, if requested by the Purchaser or the registrar and transfer agent, an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Purchaser and the registrar and transfer agent to the effect that such sale is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act;

provided further, that if any of the Public Securities are being sold pursuant to Rule 144 under the U.S. Securities Act and in compliance with any applicable state securities laws, the legend may be removed by delivery to the Purchaser and its registrar and transfer agent of an opinion reasonably satisfactory to the Purchaser and its registrar and transfer agent to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws.

(m)	the Vendor is capable of assessing the proposed investment in the Public Securities as a result of the Vendor’s financial or investment experience or as a result of advice received from a registered person other than Grown Rogue, the Purchaser, or an affiliate or related entity thereof and the Vendor is able to bear the economic loss of the investment in the Public Securities;

(n)	the Vendor has read and understood the risk factors set forth on attached Schedule C.

(o)	the Vendor understands that: (i) an investment in the Public Securities is a speculative investment and involves a high degree of risk of loss of your investment; and (ii) the Vendor may be unable to liquidate its investment in the Public Securities because such securities are subject to substantial transfer restrictions and because no public market may exist with respect to any of such securities;

(p)	the Vendor understands and acknowledges that the financial statements of the Purchaser have been or will be prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies.

(q)	the Vendor had the opportunity to ask questions and receive answers concerning the Purchaser and Grown Rogue and the terms and conditions of the purchase of the Public Securities, and to obtain any additional information deemed necessary by the Vendor to evaluate the merits and risks of an investment in the Public Securities; the Vendor has obtained all of the information desired in connection with the Public Securities; in deciding whether to enter into this Agreement, the Vendor has relied solely on the information, statements, and representations contained in this Agreement and in publicly available information; and the Vendor has not relied on any information provided by, or on any statements or representations made by, the Purchaser, Grown Rogue, any of its affiliates or related entities, or any shareholder, member, manager, director, officer, or representative of any of the foregoing, other than the information, statements, and representations contained in this Agreement and in publicly available information;

(r)	the Vendor is aware that its ability to enforce civil liabilities under the United States federal securities laws may be affected adversely by, among other things: (i) the fact that the Purchaser is organized under the laws of Canada; (ii) some of the directors and officers of the Purchaser may be residents of countries other than the United States; and (iii) some of the assets of the Purchaser may be located outside the United States.

(s)	the Vendor understands and acknowledges that (i) if the Purchaser is ever deemed to be, or to have been at any time previously, an issuer with no or nominal operations and no or nominal assets other than cash and cash equivalents, Rule 144 under the U.S. Securities Act may not be available for resales of the Public Securities, and (ii) the Purchaser is not obligated to take, and has no present intention of taking, any action to make Rule 144 under the U.S. Securities Act (or any other exemption) available for resales of the Public Securities.

(t)	this Agreement has been duly executed and delivered and, when accepted by the Purchaser, will constitute the Vendor’s legal, valid and binding obligation enforceable against the Vendor in accordance with the terms hereof;

(u)	the Vendor (i) is acquiring the Public Securities as principal (within the meaning of applicable Canadian Securities Laws and U.S. Securities Laws) for the Vendor’s own account, and not for the benefit of any other person, (ii) is purchasing the Public Securities for investment only and not with a view to resale or distribution and (iii) if an entity, was not created solely to purchase or hold securities as an Accredited Investor.

(v)	the Vendor is solely responsible for obtaining such legal advice and tax advice as it considers appropriate in connection with the execution, delivery and performance by it of this Agreement and the completion of the transactions contemplated hereby;

(w)	if the Vendor is an entity or trust, this Agreement and completion of the transactions provided for herein have been duly authorized by all requisite entity or trust actions on behalf of the Vendor and the Vendor has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder, including the sale of the Purchased Securities to the Purchaser;

(x)	the sale of the Purchased Securities to the Purchaser does not result in breach of, or constitute default under, any agreement, instrument, licence or permit to which the Vendor is a party or by which it is bound; and

(y)	the Vendor’s personal information may be disclosed by the Purchaser to: (i) stock exchanges or securities regulatory authorities, and (ii) revenue or taxing authorities and, by executing this Agreement, the Vendor is deemed to be consenting to the foregoing collection, use and disclosure of the Vendor’s personal information.

5.            PURCHASER’S Representations and Warranties

The Purchaser represents and warrants to the Vendor that on the date hereof and on the Closing Date:

(a)	the Purchaser is duly incorporated and validly exists under the laws of Ontario;

(b)	this Agreement and completion of the transactions provided for herein have been duly authorized by all requisite corporate actions on behalf of the Purchaser and the Purchaser has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder, including issuing the Public Securities;

(c)	upon issuance to the Vendor, the Public Securities will be issued and outstanding as fully paid and non-assessable shares; and

(d)	the issuance of the Public Securities to the Vendor does not result in breach of, or constitute default under, any agreement, instrument, licence or permit to which the Purchaser is a party or by which it is bound.

6.             CLOSING

(a)	The closing of the sale and purchase herein shall take place on a date following the approval of the CSE of the RTO Transaction, as determined by the Purchaser and Grown Rogue (the “Closing Date”), and closing shall be subject to the terms and conditions set out in the Transaction Agreement (including the satisfaction or waiver of all conditions precedent).

(b)	On the Closing Date:

(i)	the Vendor, or its attorney, will execute and deliver all necessary documents and assurances that may be required to transfer legal and beneficial title in and to the Purchased Securities to the Purchaser and shall deliver to the Purchaser the certificates representing the Purchased Securities; and

(ii)	the Purchaser will issue the Public Securities to the Vendor.

(c)	Should the Transaction Agreement be terminated prior to the completion of the RTO Transaction, this Agreement shall automatically terminate and be of no further force or effect.

7.            Release AND Indemnification

(a)	The Vendor understands that the Purchaser is relying on the Vendor’s representations and warranties in this Agreement to issue the Public Securities pursuant to one or more exemptions from the registration and qualification requirements of the Canadian Securities Laws and the U.S. Securities Laws. The Vendor releases and will defend and indemnify the Purchaser and Grown Rogue, and its and their respective affiliates, related entities, successors and assigns, and each of its and their respective present and future members, managers, directors, officers, employees, and representatives for, from, and against any and all claims, actions, proceedings, damages, liabilities, and expenses of every kind, whether known or unknown, including reasonable attorney’s fees, resulting from or arising out of a breach by the Vendor of any representation or warranty in this Agreement.

(b)	To the fullest extent permitted by law, each party irrevocably waives and releases all claims and rights of action that arise from or relate to the transactions contemplated by this Agreement (including the sale of the Purchased Securities and the issuance of the Public Securities), whether known or unknown, that such party may have now or in the future under the participant liability or material aid provisions of Oregon Revised Statutes (“ORS”) 59.115, ORS 59.137 or any other provision of the Oregon Securities Law that imposes liability on a person for participating or materially aiding in the sale of securities. Those persons and entities identified in ORS 59.115(3) and ORS 59.137(2) are intended third-party beneficiaries of the waiver and release set forth in this Section. Nothing in this Section (i) limits or restricts a party from asserting claims under Canadian or United States federal securities laws or for breach of contract or (ii) releases or waives any claim or right of action that the Vendor may have directly against the Purchaser. The Vendor acknowledges and agrees that the protections afforded to the Vendor under Canadian or United States federal securities laws are adequate and appropriate given the Vendor’s level of sophistication.

8.             Miscellaneous

8.1	Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are in Canadian funds.

8.2	Amendments

No supplement or amendment to this Agreement will be binding, unless consented to in writing by the parties to this Agreement.

8.3	Assignment

Neither this Agreement nor any of the rights of either party to this Agreement will be assigned by either party without the prior written consent of the other party.

8.4	Counterparts

This Agreement may be signed in two or more counterparts, each of which will be deemed to be an original, and all of which will constitute one agreement.

8.5	Enurement

This Agreement enures to the benefit of and is binding upon the parties to this Agreement and their respective heirs, personal representatives, successors and assigns.

8.6	Further Assurances

At the request of either party to this Agreement, the other party will do, execute and deliver all such documents, deeds, transfers, assignments, agreements for sale, assurances, acts, matters and things as may be required to be done, executed and delivered by such party for the purpose of more effectually carrying out the provisions of this Agreement.

8.7	Non-waiver

The failure of either party to this Agreement to insist upon strict performance of any obligation of the other party contained in this Agreement will not be construed as a waiver or relinquishment for the future of any such obligation.

8.8	Time of Essence

Time is of the essence of this Agreement.

8.9	Title and Headings

The title of and headings in this Agreement are provided for convenience only and do not form part of this Agreement and are not to be used to interpret, define or limit the scope, extent or intent of this Agreement or any of its provisions.

8.10	Unenforceability

The invalidity or unenforceability of any of the provisions of this Agreement does not affect the validity or enforceability of any other provisions of this Agreement and any such invalid or unenforceable provision will be deemed to be severable from the remainder of this Agreement.

8.11	Governing Law

This Agreement is governed by and will be construed in accordance with the laws of Ontario.

(signature page follows)

IN WITNESS WHEREOF the parties have duly executed this Agreement intending it to have effect as of the date first written above.

●

NOVICIUS CORP.
Per:

Name:
President
I have the authority to bind the company

SCHEDULE A

PURCHASED SECURITIES

SCHEDULE B

FORM OF DECLARATION FOR REMOVAL OF U.S. LEGEND

TO:	Novicius Corp.
AND TO:	The registrar and transfer agent for the securities of Novicius Corp.

The undersigned (A) acknowledges that the sale of the securities of Novicius Corp. (the “Corporation”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (B) certifies that (1) the undersigned is not an “affiliate” of the Purchaser as that term is defined in Rule 405 under the U.S. Securities Act (as “Affiliate”), a “distributor” as defined under Regulation S (a “Distributor”) or an Affiliate of a Distributor, or is acting on behalf of any such person, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of a “designated offshore securities market” (as defined in Regulation S) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any Affiliate of the seller nor any person acting on their behalf has engaged or will engage in any “directed selling efforts” (as defined in Regulation S) in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing-off” the resale restrictions imposed because the securities are “restricted securities” (as defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. The undersigned in making this Declaration acknowledges that the Purchaser is relying on the contents hereof and hereby agrees to indemnify and hold harmless the Purchaser for any and all liability, losses, claims and demands in any way related to the subject matter of this Declaration.

DATED at __________________________	this _______ day of _______________, 20__.

By: X
Name:
Title:

Affirmation by Seller’s Broker-Dealer
(required for sales under (B)(2)(b) above)

We have read the foregoing representations of our customer, ____________________ (the “Seller”) dated _____________________, with regard to our sale, for such Seller’s account, of the securities of the Purchaser described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of the Canadian Securities Exchange or other designated offshore securities market, (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities, and (D) no selling concession, fee or other remuneration is being paid to us in connection with this offer and sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Terms used herein have the meanings given to them by Regulation S under the United States Securities Act of 1933, as amended. Legal counsel to the Purchaser shall be entitled to rely on the representations and warranties herein as if this Affirmation were addressed to them.

Name of Firm

By: X
Authorized officer

Date:

SCHEDULE C

RISK FACTORS

Risk Factors

There are a number of risk factors that could cause future results to differ materially from those described herein. Because Grown Rogue will be the only operating asset of the Purchaser following the RTO Transaction, many of the risk factors described in this Schedule relate to Grown Rogue. The risks and uncertainties described in this Schedule are not the only ones that may exist. Additional risks and uncertainties that the Purchaser is unaware of, or that the Purchaser currently deems not to be material, may also become important factors that affect the Purchaser or Grown Rogue. If any such risks actually occur, the Purchaser’s business, financial condition or results of operations could be materially adversely affected. In that case, you could lose all or part of your investment.

An investment in the Public Securities should be considered highly speculative, not only due to the nature of Grown Rogue’s existing business and operations, but also due to the uncertainty related to the completion of the RTO Transaction and the expected business of the Purchaser upon completion of the RTO Transaction. In evaluating an investment in the Pubic Securities, investors generally should carefully consider not only the following risk factors relating to the Purchaser, but also the risk factors associated with the business of the Purchaser and Grown Rogue set out below. The following list of risk factors is not a definitive list of all risk factors associated with the RTO Transaction. Additional risks and uncertainties, including those currently known or considered immaterial by the Purchaser or Grown Rogue, may also be material.

Market Reaction

The market reaction to the RTO Transaction and the future trading prices of Public Securities cannot be predicted. Following the RTO Transaction, the price of the Public Securities may fluctuate significantly due to the market’s reaction to the RTO Transaction and general market and economic conditions. An active trading market for Public Securities following the RTO Transaction may never develop or, if developed, it may not be sustained.

Holding Company Status

The Purchaser will be upon completion of the RTO Transaction a holding company and essentially all of its operating assets are the capital stock of its subsidiaries. As a result, investors in the Purchaser are subject to the risks attributable to its subsidiaries. As a holding company, the Purchaser conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, the Purchaser’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Purchaser. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt or other contracts, in each case, which could limit the ability to pay such dividends or distributions, if at all. In the event of a bankruptcy, liquidation or reorganization of any of the Purchaser’s subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to the Purchaser.

Limited Market for Securities

There can be no assurance that an active and liquid market for Public Securities will be maintained and an investor may find it difficult to resell any Public Securities.

Asset Location and Legal Proceedings

Substantially all of the Purchaser’s assets will be located outside of Canada and many of its officers and directors will be resident outside of Canada and their assets are outside of Canada. Serving process on the directors and officers may prove to be difficult or excessively time consuming. Additionally, it may be difficult to enforce a judgment obtained in Canada against the Purchaser, its subsidiaries and any directors and officers residing outside of Canada.

Risks related to Business of Grown Rogue

Grown Rogue’s Business is Illegal under U.S. Federal Law

Producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a federal crime in the United States. The United States federal government regulates drugs through the Controlled Substances Act (the “Federal CSA”), which places controlled substances, including cannabis, on one of five schedules. Cannabis is currently classified as a Schedule I controlled substance, which is viewed as having a high potential for abuse and having no currently accepted medical use in treatment in the United States. No prescriptions may be written for Schedule I substances, and such substances are subject to production quotas imposed by the United States Drug Enforcement Administration (the “DEA”). Schedule I drugs are the most tightly restricted category of drugs under the Federal CSA. State and territorial laws that allow the use of medical cannabis or legalize cannabis for adult recreational use are in conflict with the Federal CSA, which makes cannabis use and possession illegal at the federal level. Because cannabis is a Schedule I controlled substance, however, the development of a legal cannabis industry under the laws of these states is in conflict with the Federal CSA, which makes cannabis use and possession illegal on a national level. Additionally, the Supremacy Clause of the United States Constitution establishes that the Constitution, federal laws made pursuant to the Constitution, and treaties made under the Constitution’s authority constitute the supreme law of the land. The Supremacy Clause provides that state courts are bound by the supreme law; in case of conflict between federal and state law, including Oregon and other state law legalizing certain cannabis uses, the federal law must be applied.

Until Congress amends the Federal CSA with respect to marijuana use, there is a risk that federal authorities may enforce current federal law against companies such as Grown Rogue for violation of federal law or they may seek to bring an action or actions against Grown Rogue and/or its investors for violation of federal law or otherwise, including, but not limited to, a claim against investors for aiding and abetting another’s criminal activities. The US federal aiding and abetting statute provides that anyone who commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal. Additionally, even if the U.S. federal government does not prove a violation of the Federal CSA, the U.S. federal government may seize, through civil asset forfeiture proceedings, certain assets such as equipment, real estate, moneys and proceeds, or your assets as an investor in the Purchaser, if the U.S. federal government can prove a substantial connection between these assets or your investment and marijuana distribution or cultivation.

Because many states in the United States have approved certain medical or recreational uses of cannabis, the U.S. Department of Justice, through a memorandum dated August 29, 2013 and titled “Guidance Regarding Marijuana Enforcement” (the “Cole Memorandum”), had previously described a set of priorities for federal prosecutors operating in states that had legalized the medical or other adult use of cannabis. In light of limited investigative and prosecutorial resources, the Memorandum concluded that the DOJ should be focused on addressing only the most significant threats related to cannabis. States where medical cannabis had been legalized were not characterized as a high priority. The Cole Memorandum represented a significant shift in U.S. federal government priorities away from strict enforcement of federal cannabis prohibition.

However, the Cole Memorandum was merely a directive regarding enforcement and did not overturn or invalidate the Federal CSA or any other federal law or regulation. The Cole Memorandum was rescinded by Jeff Sessions, the US Attorney General, in January 2018. The rescission of the Cole Memorandum, and comments made publicly by Mr. Sessions and other members of the Trump Administration, signal a significant shift by the U.S. federal government back to more strict enforcement of federal law, which is expected to have a material detrimental effect, financially, operational and otherwise, on state-approved cannabis businesses including Grown Rogue.

Because marijuana is illegal under federal law, investing in cannabis business could be found to violate the US Federal CSA.

Because marijuana is illegal under U.S. federal law, investing in cannabis business could be found to violate the Federal CSA. As a result, individuals involved with cannabis business, including but not limited to investors and lenders, may be indicted under U.S. federal law. Your investment in the Purchaser may: (a) expose you personally to criminal liability under U.S. federal law, resulting in monetary fines and jail time; and (b) expose any real and personal property used in connection with Grown Rogue’s business to seizure and forfeiture to the U.S. federal government. Active enforcement of the current federal law on cannabis may thus directly and adversely affect revenues and profits of Grown Rogue. The risk of strict enforcement of the Federal CSA remains uncertain.

Risks Relating to Other Laws and Regulations

The industry in which Grown Rogue operates could subject Grown Rogue to comply with a myriad of other federal, state and local laws and regulations, which could include, among others, laws and regulations relating to cannabis, personally identifiable information, wage and hour restrictions, health and safety matters, consumer protection and environmental matters. Compliance with such laws and regulations may be costly and a failure to comply with such laws and regulations could result in fines, penalties, litigation and other liability that could materially adversely affect Grown Rogue.

Grown Rogue’s business and products is and will continue to be regulated as applicable laws continue to change and develop. Regulatory compliance and the process of obtaining regulatory approvals can be costly and time-consuming. Further, Grown Rogue cannot predict what kind of regulatory requirements its business will be subject to in the future. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of Grown Rogue.

Local, state and US federal laws and enforcement policies concerning marijuana-related conduct are changing rapidly and will continue to do so for the foreseeable future. Changes in applicable law are unpredictable and could have a material adverse effect on Grown Rogue. Changes in applicable laws or regulations could significantly diminish Grown Rogue’s prospects. Grown Rogue has little or no control over potential changes to laws or regulations that may affect its business.

Additionally, governmental regulations affect taxes and levies, healthcare costs, energy usage and labor issues, all of which may have a direct or indirect effect on Grown Rogue’s business and its customers or suppliers. Changes in these laws or regulations, or the introduction of new laws or regulations, could increase the costs of doing business for Grown Rogue, or its customers or suppliers, or restrict Grown Rogue’s actions, causing Grown Rogue to be materially adversely affected.

Current and Future Consumer Protection Regulatory Requirements

Grown Rogue may manufacture and sell food and other products for human consumption which involves the risk of injury to consumers. Such injuries may result from tampering by unauthorized third parties, product contamination or spoilage, including the presence of foreign objects, substances, chemicals, other agents, or residues introduced during the growing, storage, handling or transportation phases. Even though Grown Rogue intends to grow and sell products that are safe, it has potential product liability risk from the consuming public. Grown Rogue could be party to litigation based on consumer claims, product liability or otherwise that could result in significant liability for Grown Rogue and adversely affect its financial condition and operations. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that Grown Rogue’s products caused illness or injury could adversely affect its reputation with existing and potential customers and its corporate and brand image.

The US Food and Drug Administration (the “FDA”) may now or in the future regulate the material content of Grown Rogue’s products pursuant to the Federal Food, Drug and Cosmetic Act and the Consumer Product Safety Commission (the “CPSC”), regulates certain aspects of certain products intended for human consumption pursuant to various US federal laws, including the Consumer Product Safety Act and the Poison Prevention Packaging Act. The FDA and the CPSC can require the manufacturer of defective products to repurchase or recall these products and may also impose fines or penalties on the manufacturer. Similar laws exist in some states, cities and other countries in which Grown Rogue sells or intends to sell its products. In addition, certain state laws restrict the sale of packaging with certain levels of heavy metals and impose fines and penalties for noncompliance. A recall of any of Grown Rogue’s products or any fines and penalties imposed in connection with noncompliance could have a materially adverse effect on its business.

Operational Risks

Grown Rogue will be affected by a number of operational risks and it may not be adequately insured for certain risks, including: labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, Grown Rogue’s properties, grow facilities and extraction facilities, personal injury or death, environmental damage, adverse impacts on Grown Rogue’s operation, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on Grown Rogue’s future cash flows, earnings and financial condition. Also, Grown Rogue may be subject to or affected by liability or sustain loss for certain risks and hazards against which Grown Rogue cannot insure or which it may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on Grown Rogue’s future cash flows, earnings, results of operations and financial condition.

No Operating History

While Grown Rogue’s principals have operated other successful cannabis companies, Grown Rogue is recently formed and has a limited operating history and has no record of prior performance as a separate enterprise. Grown Rogue faces the general risks associated with any new business operating in a competitive industry, including the ability to fund operations from unpredictable cash flow and capital-raising transactions. There can be no assurance that Grown Rogue will achieve its anticipated investment objectives or operate profitably. Grown Rogue’s business must be considered in light of the risks, expenses, and problems frequently encountered by companies in their early stages of development. Specifically, such risks may include, among others:

●	Grown Rogue’s inability to fund operations from unpredictable cash flows;
●	Grown Rogue’s failure to anticipate and adapt to developing markets;
●	Grown Rogue’s inability to attract, retain and motivate qualified personnel; and
●	Grown Rogue’s failure to operate profitably in a competitive industry.

There can be no assurance that Grown Rogue will be successful in addressing these risks. To the extent it is unsuccessful in addressing these risks, Grown Rogue and the Purchaser may be materially and adversely affected. There can be no assurance that Grown Rogue or the Purchaser will ever achieve or sustain profitability.

Additional Financing

Grown Rogue’s ability to implement its business plan will depend on the Purchaser’s ability to obtain additional financing. The Purchaser cannot provide assurance that it will be able to secure additional financing on terms favorable to the Purchaser or at all. If adequate funds are not available on acceptable terms, Grown Rogue’s ability to continue and grow its businesses would be dependent on the cash flow, if any, from its operations, which may not be sufficient. If additional funds are raised through the issuance of shares, the percentage ownership of then-current shareholders may be reduced, such holders may experience additional dilution and such new securities may have rights, preferences or privileges senior to those of the Purchaser’s previously issued shares.

Grown Rogue will not be able to deduct many normal business expenses.

Under Section 280E of the US Internal Revenue Code (“Section 280E”), many normal business expenses incurred in the trafficking of marijuana and its derivatives are not deductible in calculating federal and Oregon income tax liability. A result of Section 280E is that an otherwise profitable business may in fact operate at a loss, after taking into account its income tax expenses. Although Grown Rogue has accounted for Section 280E in its financial projections and models, the application of Section 280E may have a material adverse effect on Grown Rogue.

Reliance on Management

Grown Rogue’s success substantially depends on the skills, talents, abilities and continued services of Obie Strickler and Grown Rogue’s executive management team. Should one or more of these individuals become incapacitated, leave the employment of Grown Rogue or in some other way cease to participate sufficiently in the management and operation of Grown Rogue and Grown Rogue’s inability to attract and retain qualified management personnel, could affect our ability to manage our business and could materially adversely affect our business, financial condition, cash flows, and results of operations. Grown Rogue’s financial position, liquidity and results of operations depend on the executive management team’s ability to execute its business strategy. Management’s inability or failure to execute any element of Grown Rogue’s business strategy could materially adversely affect Grown Rogue’s financial position and results of operation.

External Factors

Grown Rogue’s business strategy includes commercial scale production and sales of cannabis. The success of this strategy is subject to numerous external factors, such as the availability of suitable land packages, Grown Rogue’s ability to attract, train and retain qualified personnel, the ability to access capital, the ability to obtain required state and local permits and licenses, the prevailing laws and regulatory environment of each jurisdiction in which Grown Rogue may operate, which are subject to change at any time, the degree of competition within the industries and markets in which Grown Rogue operates and its effect on Grown Rogue’s ability to retain existing and attract new customers. Some of these factors are beyond Grown Rogue’s control.

Failure to Manage Growth Effectively

The rapid execution necessary for Grown Rogue to successfully implement its business strategy requires an effective planning and management process. Grown Rogue anticipates significant growth and will be required to continually improve its financial and management controls, reporting systems and procedures on a timely basis, and to expand, train and manage its personnel. There can be no assurance that Grown Rogue’s procedures or controls will be adequate to support operations. If Grown Rogue is unable to manage growth effectively, it could suffer a material adverse effect.

Changes in Industry Standards

The industry in which Grown Rogue operates could be subject to rapid changes, including, among others, changes in consumer requirements and preferences. There can be no assurance that the demand for any products or services offered by Grown Rogue will continue, or that the mix of Grown Rogue’s future product and service offerings will satisfy evolving consumer preferences. The success of Grown Rogue will be dependent upon its ability to develop, introduce and market products and services that respond to such changes in a timely fashion. Consumer preferences change from time to time and can be affected by a number of different and unexpected trends. Grown Rogue’s failure to anticipate, identify or react quickly to these changes and trends, and to introduce new and improved products on a timely basis, could result in reduced demand for Grown Rogue’s products, which would in turn cause Grown Rogue’s revenues and profitability to suffer.

Dependence on Technology

Grown Rogue relies on information technology systems. All of these systems are dependent upon computer and telecommunications equipment, software systems and Internet access. The temporary or permanent loss of any component of these systems through hardware failures, software errors, the vulnerability of the Internet, operating malfunctions or otherwise could interrupt Grown Rogue’s business operations and materially adversely affect Grown Rogue.

Failure to Protect Intellectual Property

Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a crime under the Federal CSA, the U.S. Patent and Trademark Office will not permit the registration of any trademark that identifies marijuana products. As a result, Grown Rogue likely will be unable to protect the marijuana product trademarks beyond the geographic areas in which Grown Rogue conducts business. The use of Grown Rogue trademarks by one or more other persons could have a material adverse effect on Grown Rogue and the Purchaser.

Even if Grown Rogue obtains federal, state or international trademark or copyright registrations for any products or services it develops, such registrations may not provide adequate protection. Grown Rogue may also rely on federal, state and international trade secret, trademark and copyright laws, as well as contractual obligations with employees and third parties, to protect intellectual property. Such laws and contracts may not provide adequate protection. Despite the efforts to protect its intellectual property, unauthorized parties may attempt to copy aspects of Grown Rogue’s products or services, or obtain and use information that Grown Rogue regards as proprietary. Grown Rogue’s efforts to protect its intellectual property from third-party discovery and infringement may be insufficient and third parties may independently develop products or services similar to Grown Rogue or duplicate their products or services. In addition, third parties may assert that Grown Rogue’s products or services infringe their intellectual property.

Vulnerability to Rising Energy Costs

Grown Rogue’s marijuana growing operations will consume considerable energy, making Grown Rogue vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of Grown Rogue and its ability to operate profitably. Increased energy costs would result in higher transportation, freight and other operating costs, including increases in the cost of ingredients and supplies. Grown Rogue’s future operating expenses and margins could be dependent on its ability to manage the impact of such cost increases. If energy costs increase, there is no guarantee that such costs can be fully passed along to consumers through increased prices.

Agricultural Operations

Since Grown Rogue’s business will revolve mainly around the cultivation of cannabis, an agricultural product, the risks inherent with agricultural businesses will apply. Such risks may include plant and other diseases, insect pests, adverse weather (including but not limited to drought, high winds, earthquakes and/or wildfire) and growing conditions, and new government regulations regarding farming and the marketing of agricultural products, among others. There is a risk that these and other natural elements will have a material adverse effect on the production of Grown Rogue’s products, which in turn could have a material adverse effect on its results of operations.

Security Risks

The business premises of Grown Rogue are a target for theft. While Grown Rogue has implemented security measures and continues to monitor and improve its security measures, its cultivation and processing facilities could be subject to break-ins, robberies and other breaches in security. If there was a breach in security and Grown Rogue fell victim to a robbery or theft, the loss of cash, cannabis plants, cannabis oils, cannabis flowers and cultivation and processing equipment could have a material adverse impact on the business, financial condition and results of operation of Grown Rogue.

Liability, Enforcement Complaints etc.

Grown Rogue’s participation in the marijuana industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities. Litigation, complaints, and enforcement actions could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on the Grown Rogue’s future cash flows, earnings, results of operations and financial condition.

Licenses

Grown Rogue’s success depends on its ability to obtain and maintain marijuana licenses from state and local authorities including the Oregon Liquor Control Commission (the “OLCC”). If Grown Rogue fails to obtain or maintain one or more marijuana production licenses from the OLCC or other applicable state or local government authorities, its business will be limited to Oregon’s medical marijuana market only, which may not be a viable long-term business model. Grown Rogue’s failure to obtain and maintain a marijuana license from the OLCC or other applicable state or local governmental authorities will have a material adverse effect on it.

Limited Customer Base

The customers of Grown Rogue’s cannabis production business will be limited to other state-licensed marijuana businesses that Grown Rogue operates in, which currently is limited to Oregon. Grown Rogue currently may not sell its products to any business or person located outside Oregon. Generally, Grown Rogue will not be able to sell any of its products outside of the state of production. Consequently, Grown Rogue’s customer base is limited to the jurisdictions it operates in for any cannabis based products, which currently is only Oregon.

Local Laws and Ordinances

Although legal under Oregon state law, local governments have the ability to limit, restrict, and ban medical or recreational cannabis businesses from operating within their jurisdiction. Land use, zoning, local ordinances, and similar laws could be adopted or changed, and have a material adverse effect on Grown Rogue.

Grown Rogue’s contracts may be unenforceable and property may be subject to seizure.

As the U.S. Federal CSA currently prohibits the production, processing and use of marijuana, contracts with third parties (suppliers, vendors, landlords, etc.) pertaining to the production, processing, or selling of marijuana-related products, including any leases for real property, may be unenforceable. In addition, if the U.S. federal government begins strict enforcement of the Federal CSA, any property (personal or real) used in connection with a marijuana-related business may be seized by and forfeited to the federal government. In this case, Grown Rogue’s inability to enforce contracts or any loss of business property (whether Grown Rogue’s or its vendors’) will have a material adverse effect on Grown Rogue.

Third party service providers to Grown Rogue may withdraw or suspend their service.

Because under U.S. federal law the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts under federal law, companies that provide goods and/or services to companies engaged in cannabis-related activities may, under threat of federal civil and/or criminal prosecution, suspend or withdraw their services. Any suspension of service and inability to procure goods or services from an alternative source, even on a temporary basis, that causes interruptions in Grown Rogue’s operations could have a material and adverse effect on the business.

Grown Rogue’s business is highly regulated and it may not be issued necessary licenses, permits, and cards.

Grown Rogue’s business and products are and will continue to be regulated as applicable laws continue to change and develop. Regulatory compliance and the process of obtaining regulatory approvals can be costly and time-consuming. Even if Grown Rogue obtains one or more licenses from the OLCC or other applicable state or local governmental authorities, no assurance can be given that it will receive all of the other licenses and permits that will be required to operate. Further Grown Rogue cannot predict what kind of regulatory requirements its business will be subject to in the future.

The marijuana industry faces significant opposition in the United States.

It is believed by many that large well-funded businesses may have strong economic opposition to the marijuana industry. The pharmaceutical industry is well funded with a strong and experienced lobby that eclipses the funding of the medical marijuana industry. Any inroads the pharmaceutical industry could make in halting or impeding the marijuana industry could have a material adverse effect on Grown Rogue.

The size of the target market is difficult to quantify.

Because the cannabis industry is in an early stage with uncertain boundaries, there is a lack of information about comparable companies and, few, if any, established companies whose business model Grown Rogue can follow or upon whose success Grown Rogue can build. Accordingly, there can be no assurance that Grown Rogue’s estimates are accurate or that the market size is sufficiently large for its business to grow as projected, which may negatively impact its financial results.

Grown Rogue has numerous competitors. Its marijuana production business is not, by itself, unique.

Grown Rogue has numerous competitors throughout Oregon and other states utilizing a substantially similar business model. Excessive competition may impact sales and may cause Grown Rogue to reduce prices. Any material reduction in prices could have a material adverse effect on Grown Rogue. We are operating in a highly competitive industry where we may compete with numerous other companies in the marijuana industry, who may have far greater resources, more experience, and personnel perhaps more qualified than we do. There can be no assurance that we will be able to successfully compete against these other entities. To remain competitive, we will require a continued high level of investment in research and development, marketing, sales and client support. We may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect our business, financial condition and results of operations.

Grown Rogue may not be able to obtain or maintain a bank account.

Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a crime under the Federal CSA, most banks and other financial institutions are unwilling to provide banking services to marijuana businesses due to concerns about criminal liability under the Federal CSA as well as concerns related to federal money laundering rules under the U.S. Bank Secrecy Act. In February 2014, the Financial Crimes Enforcement Network (“FinCEN”) bureau of the U.S. Treasury Department issued guidance (which is not law) with respect to financial institutions providing banking services to cannabis business, including burdensome due diligence expectations and reporting requirements. This guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the DOJ, FinCEN or other federal regulators. Thus, most banks and other financial institutions do not appear to be comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which can be amended or revoked at any time by the Trump Administration. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, many cannabis businesses still operate on an all-cash basis. Operating on an all-cash or predominantly-cash basis would make it difficult for Grown Rogue to manage its business, pay its employees and pay its taxes, and may create serious safety issues for Grown Rogue, its employees and its service providers. Although Grown Rogue currently has several bank accounts, its inability to maintain that bank accounts, or obtain and maintain other bank accounts, could have a material adverse effect.

The protections of US bankruptcy law may be unavailable.

As discussed above, the use of marijuana is illegal under U.S. federal law. Therefore, it may be argued that the federal bankruptcy courts cannot provide relief for parties who engage in marijuana or marijuana-related businesses. Recent bankruptcy court rulings have denied bankruptcies for dispensaries upon the justification that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for the same activity. In addition, some courts have reasoned that courts cannot ask a bankruptcy trustee to take possession of and distribute marijuana assets as such action would violate the Federal CSA. Therefore, Grown Rogue may not be able to seek the protection of the bankruptcy courts for the equal protection of creditors or debtor-in-possession financing or obtain credit from federal-charted financial institutions.

Grown Rogue may have a difficult time obtaining insurance which may expose Grown Rogue to additional risk and financial liabilities.

Insurance that is otherwise readily available, such as workers compensation, general liability, and directors and officers insurance, is more difficult for Grown Rogue to find, and more expensive, because it is in the cannabis industry. There are no guarantees that Grown Rogue will be able to find such insurance in the future, or that the cost will be affordable. If Grown Rogue is forced to go without such insurance, it may prevent Grown Rogue from entering into certain business sectors, may inhibit its growth, may expose Grown Rogue to additional risk and financial liabilities and could have a material adverse effect.

Grown Rogue’s websites are accessible in jurisdictions where medicinal or recreational use of marijuana is not permitted and, as a result Grown Rogue may be found to be violating the laws of those jurisdictions.

Grown Rogue’s websites, which advertise its products for use in connection with marijuana, are visible in jurisdictions where the medical and recreational use of marijuana is unlawful. As a result, Grown Rogue may face legal action brought against it by such jurisdictions for engaging in an activity illegal in that jurisdiction. Such an action could have a material adverse effect.

Currency Fluctuations

Due to the Grown Rogue’s operations in the United States, and its intention to continue future operations outside Canada, the Purchaser may be exposed to significant currency fluctuations. All or substantially all of the Purchaser’s financings will be raised in Canadian dollars, but a substantial portion of Grown Rogue’s operating expenses are incurred in US dollars. There is no expectation that the Purchaser will put any currency hedging arrangements in place. Fluctuations in the exchange rate between the US dollar and the Canadian dollar, may have a material adverse effect on the Purchaser’s business, financial condition and operating results. the Purchaser may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if the Purchaser develops a hedging program, there can be no assurance that it will effectively mitigate currency risks.

Risks Associated with Acquisitions

As part of its overall business strategy, Grown Rogue may pursue select strategic acquisitions after the completion of the RTO Transaction, which would provide additional product offerings, vertical integrations, additional industry expertise, and a stronger industry presence in both existing and new jurisdictions. Future acquisitions may expose it to potential risks, including risks associated with: (a) the integration of new operations, services and personnel; (b) unforeseen or hidden liabilities; (c) the diversion of resources from the existing business and technology; (d) potential inability to generate sufficient revenue to offset new costs; (e) the expenses of acquisitions; or (f) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new businesses. In addition, any proposed acquisitions may be subject to regulatory approval.

Waiver of Oregon Securities Act

Vendors waive in their Securities Exchange Agreements the application of the Oregon Securities Act to the issuance of the Public Securities and the other transactions contemplated in the Securities Exchange Agreements. Instead, each Vendor confirms that the protections afforded under the Canadian and US securities laws are adequate and appropriate given such holder’s level of sophistication and status as an Accredited Investor. Such waiver limits certain rights and remedies that might otherwise be available to a Vendor.

Exhibit b

FORM OF THREE-CORNERED AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT made as of the [●] day of [●], 2018

BETWEEN:

NOVICIUS CORP.

(hereinafter called “Novicius”)

- and -

GROWN ROGUE CANADA INC.

(hereinafter called “Grown Rogue Canada”)

- and -

NOVICIUS ACQUISITION CORP.

(hereinafter called “Novicius Subco”)          [

WHEREAS Grown Rogue Canada and Novicius Subco wish to amalgamate pursuant to Section 176 of the Act upon the terms and conditions hereinafter described and for such purpose Novicius has agreed to issue Novicius Common Shares as hereinafter provided.

NOW THEREFORE for good and valuable consideration the parties agree as follows:

.1	In this Agreement:

(a)	“Act” means the Business Corporations Act (Ontario);

(b)	“Agency Agreement” means the amended and restated agency agreement dated July 5, 2018, as amended on August 14, 2018, between Novicius, Grown Rogue Canada, GRU and the Agents with respect to the Private Placement;

(c)	“Agents” means M Partners Inc. and PI Financial Corp.;

(d)	“Agreement” means this Amalgamation Agreement;

(e)	“Amalco” means the continuing corporation constituted upon the Amalgamation becoming effective;

(f)	“Amalco Common Shares” means the common shares in the capital of Amalco;

(g)	“Amalgamating Corporations” means Grown Rogue Canada and Novicius Subco;

(h)	“Amalgamation” means the amalgamation of the Amalgamating Corporations as contemplated in this Agreement;

(i)	“Articles of Amalgamation” means the articles of amalgamation entered into as a result of this Agreement;

(j)	“Certificate of Amalgamation” means the Certificate of Amalgamation to be issued pursuant to the Act giving effect to the Amalgamation;

(k)	“Definitive Transaction Agreement” means the definitive transaction agreement dated October 31, 2018 between Novicius, Grown Rogue Canada, Novicius Subco and Grown Rogue Unlimited, LLC.

(l)	“Effective Date” means the effective date of the Amalgamation as set forth in the Certificate of Amalgamation issued to Amalco;

(m)	“Grown Rogue Canada Broker Warrants” means the purchase warrants entitling the Agent to purchase Grown Rogue Canada Units as set out in the Agency Agreement;

(n)	“Grown Rogue Canada Common Shares” means the common shares in the capital of Grown Rogue Canada as the same are constituted on the date hereof;

(o)	“Grown Rogue Canada Units” means one Grown Rogue Canada Common Share and one Grown Rogue Canada Warrant;

(p)	“Grown Rogue Canada Warrantholder” means a holder of the Grown Rogue Canada Warrants;

(q)	“Grown Rogue Canada Warrants” means the common share purchase warrants of Grown Rogue Canada exercisable into one Grown Rogue Canada Common Share at an exercise price of $0.55 per Grown Rogue Canada Common Share for 24 months;

(r)	“Novicius Subco Class A Common Shares” means the Class A common shares in the capital of Novicius Subco;

(s)	“Novicius Subco Class B Common Shares” means the Class B common shares in the capital of Novicius Subco;

(t)	“Novicius Subco Minority Shareholders” means the holders of Novicius Subco Class B Common Shares;

(u)	“Novicius SubCo Warrantholder” means a holder of the Novicius Subco Warrants;

(v)	“Novicius Subco Warrants” means the common share purchase warrants of Novicius Subco exercisable into one Novicius Subco Class B Common Share at an exercise price of $0.55 per Novicius Subco Common Share for 24 months after the Closing Date;

(w)	“Private Placement” means the brokered private placement of subscription receipts issued by Grown Rogue Canada at a price of $0.44 per subscription receipt for aggregate gross proceeds of up to $6,000,000;

(x)	“Resulting Issuer Broker Warrants” means the purchase warrants entitling the Agent to purchase Resulting Issuer Units as set out in the Agency Agreement;

(y)	“Resulting Issuer Shares” means the post-consolidated common shares in the capital of Novicius as the same are constituted on the Effective Date immediately prior to the Amalgamation;

(z)	“Resulting Issuer Units” means one Resulting Issuer Share and one Resulting Issuer Warrant;

(aa)	“Resulting Issuer Warrants” means the common share purchase warrants of the Resulting Issuer each exercisable into one Resulting Issuer Share at an exercise price of $0.55 per Resulting Issuer Share for 24 months;

.2	Amalgamation

Subject to shareholder approval by each of the Amalgamating Corporations and subject to Section .5 hereof, the Amalgamating Corporations hereby agree to amalgamate pursuant to the provisions of the Act and to continue as one corporation on the terms and conditions herein set forth.

.3	On the Effective Date:

(a)	The Amalgamating Corporations are amalgamated and continue as Amalco under the terms and conditions prescribed in this Agreement;

(b)	All liabilities and amounts receivable owed by each Amalgamating Corporation to each other, and any related security, will be cancelled;

(c)	Subject to Subsection .3(b), Amalco will possess all the property, rights, assets, privileges and franchises and will be subject to all of the contracts, liabilities, debts and obligations of each of the Amalgamating Corporations;

(d)	Subject to Subsection .3(b), all rights of creditors against the properties, rights, assets, privileges and franchises of each Amalgamating Corporation and all liens upon their respective properties, rights, assets, privileges and franchises, will be unimpaired by the Amalgamation and all debts, contracts, liabilities and duties of each Amalgamating Corporation will, from and after the date upon which the Amalgamation becomes effective, attach to Amalco and may be enforced against it; and

(e)	No action or proceeding by or against any of the Amalgamating Corporations will abate or be affected by the Amalgamation, and any conviction against, or ruling under, a judgment in favour of or against, an Amalgamating Corporation may be enforced by or against Amalco.

.4	Amalgamated Corporations

(a)	The proposed name of Amalco will be “Grown Rogue Canada Corp.”;

(b)	There will be no restrictions on the business that Amalco may carry on or on the powers it may exercise;

(c)	The head office of Amalco will be located at 340 Richmond Street West, Toronto, Ontario M5V 1X2;

(d)	The capital of Amalco will be an unlimited number of common shares;

(e)	No securities of Amalco, other than non-convertible debt securities, will be transferred without either:

(i)	the consent of the directors of Amalco expressed by a resolution passed by the board of directors or by an instrument or instruments in writing signed by a majority of the directors; or

(ii)	the consent of the holders of a majority of the voting shares of Amalco for the time being outstanding expressed by a resolution passed by the shareholders or by an instrument or instruments in writing signed by the holders of a majority of those voting shares of Amalco;

(f)	The board of directors of Amalco will, until otherwise changed in accordance with the Act, consist of not less than one (1) and not more than ten (10) directors;

(g)	The first directors of Amalco will be the persons whose names, addresses and occupations appear below, 50% of whom are resident Canadians:

Full Name	Residential Address	Resident Canadian

Obie Strickler	[To be inserted at the time of filing]	No

Michael Johnston	[To be inserted at the time of filing]	Yes

Such directors will hold office until the first annual meeting of Amalco or until their successors are duly elected or appointed; and

(h)	The by-laws of Amalco until repealed, amended or altered will be the by-laws of Grown Rogue Canada.

.5	Issuance of Resulting Issuer Shares Upon Amalgamation

On the Effective Date:

(a)	each shareholder of Grown Rogue Canada will receive, instead of Amalco Common Shares, one fully paid and non-assessable Resulting Issuer Share in exchange for each issued and outstanding Grown Rogue Canada Common Share held by such shareholder and the Grown Rogue Canada Common Shares thus exchanged will be cancelled without reimbursement of the capital represented by such shares;

(b)	each Grown Rogue Canada Warrantholder will receive, instead of warrants in Amalco, one Resulting Issuer Warrant in exchange for each Grown Rogue Canada Warrant held by such warrantholder, and the Grown Rogue Canada Warrants exchanged thereby will be cancelled;

(c)	the Agent will receive, instead of broker warrants in Amalco, one Resulting Issuer Broker Warrant in exchange for each Grown Rogue Canada Broker Warrant held by the Agent, and the Grown Rogue Canada Broker Warrants exchanged thereby will be cancelled;

(d)	each Novicius Subco Minority Shareholder will receive, instead of Amalco Common Shares, one Resulting Issuer Share in exchange for each issued and outstanding Novicius Subco Class B Common Share held by such shareholder, and the Novicius Subco Class B Common Shares exchanged thereby will be cancelled without reimbursement of the capital represented by such shares;

(e)	each Novicius Subco Warrantholder will receive, instead of warrants in Amalco, one Resulting Issuer Warrant in exchange for each Novicius Subco Warrant held by such warrantholder, and the Novicius Subco Warrants exchanged thereby will be cancelled;

(f)	in consideration of the issue by Novicius of the Resulting Issuer Shares, Resulting Issuer Warrants and Resulting Issuer Broker Warrants pursuant to Subsections .5(a), .5(b), .5(c), 5(d), and 5(e), Amalco will issue to Novicius one fully paid Amalco Common Share for each Resulting Issuer Share so issued; and

(g)	the Resulting Issuer will receive one Amalco Common Share in exchange for each Novicius Subco Class A Common Share held by Novicius and the Novicius Subco Class A Common Shares exchanged thereby will be cancelled without reimbursement of the capital represented by such shares.

.6	Modification or Termination of Amalgamation

The Amalgamating Corporations may, by resolution of their respective boards of directors, assent to any modification of this Agreement that the Director under the Act may require and this Agreement will be deemed to include such modification.

This Agreement may, prior to the issuance of a Certificate of Amalgamation, be terminated by either of the Amalgamating Corporations by resolution of their respective board of directors and the approval of the shareholders of the Amalgamating Corporations on the terms and conditions hereof.

.7	Articles of Amalgamation

Upon each of the Amalgamating Corporations approving this Agreement in accordance with the Act, the Amalgamating Corporations will execute and deliver to the Director under the Act, the Articles of Amalgamation, in duplicate, and apply for a Certificate of Amalgamation for the purpose of bringing this Amalgamation into effect.

.8	Covenants of Grown Rogue Canada

Grown Rogue Canada covenants and agrees with Novicius and Novicius Subco that it will:

(a)	use its reasonable commercial efforts to cause each of the conditions precedent set forth in Section .15 to be complied with; and

(b)	subject to the written consent of all the shareholders of Novicius Subco being obtained for the completion of the Amalgamation, thereafter jointly with Novicius and Novicius Subco file with the Director under the Act the Articles of Amalgamation and such other documents as may be required to give effect to the Amalgamation upon and subject to the terms and conditions of this Agreement.

.9	Covenants of Novicius

Novicius covenants and agrees with Grown Rogue Canada and Novicius Subco that it will:

(a)	jointly with Grown Rogue Canada and Novicius Subco file with the Director under the Act the Articles of Amalgamation and such other documents as may be required to give effect to the Amalgamation upon and subject to the terms and conditions of this Agreement;

(b)	use its reasonable commercial efforts to cause each of the conditions precedent set forth in Section .15 hereof to be complied with; and

(c)	issue that number of Resulting Issuer Shares, Resulting Issuer Warrants and Resulting Issuer Broker Warrants as required by Section .5 hereof.

.10	Covenants of Novicius Subco

Novicius Subco covenants and agrees with Novicius and Grown Rogue Canada that it will not, from the date of execution hereof to the Effective Date, except with the prior written consent of Novicius and Grown Rogue Canada, conduct any business which would prevent Novicius or Grown Rogue Canada from performing any of their respective obligations hereunder.

.11	Further Covenants of Novicius Subco

Novicius Subco further covenants and agrees with Novicius and Grown Rogue Canada that it will:

(a)	use its reasonable commercial efforts to cause each of the conditions precedent set forth in Section .15 hereof to be complied with; and

(b)	jointly with Grown Rogue Canada and Novicius file the Articles of Amalgamation and such other documents as may be required to give effect to the Amalgamation upon and subject to the terms and conditions of this Agreement;

.12	Representation and Warranty of Novicius

Novicius represents and warrants to and in favour of Grown Rogue Canada and Novicius Subco (and acknowledges that Grown Rogue Canada and Novicius Subco are relying upon such representation and warranty) that Novicius is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement, enforceable against Novicius in accordance with its terms.

.13	Representation and Warranty of Grown Rogue Canada

Grown Rogue Canada represents and warrants to and in favour of Novicius and Novicius Subco (and acknowledges that Novicius and Novicius Subco are relying upon such representation and warranty) that Grown Rogue Canada is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement, enforceable against Grown Rogue Canada in accordance with its terms.

.14	Representation and Warranty of Novicius Subco

Novicius Subco represents and warrants to and in favour of Novicius and Grown Rogue Canada (and acknowledges that Novicius and Grown Rogue Canada are relying upon such representation and warranty) that Novicius Subco is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement, enforceable against Novicius Subco in accordance with its terms.

.15	Conditions Precedent

The respective obligations of the parties hereto to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived (subject to applicable law) by the consent of each of the parties without prejudice to their rights to rely on any other or others of such conditions:

(a)	this Agreement and the transactions contemplated hereby, including, in particular, the Amalgamation, shall be approved by all the shareholders of Novicius Subco;

(b)	this Agreement and the transactions contemplated hereby, including, in particular, the Amalgamation, shall be approved by the shareholders of Grown Rogue Canada;

(c)	the conditions set out in the Definitive Transaction Agreement have been satisfied; and

(d)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement including, without limitation, the Amalgamation.

.16	Governing Law

This Agreement is governed by, and is to be construed and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

.17	Amendment and Waiver

No supplement, modification, amendment, waiver, discharge or termination of this Agreement is binding unless the party to be bound executes it in writing. No waiver of, failure to exercise or delay in exercising, any provision of this Agreement constitutes a waiver of any other provision (whether or not similar) nor does such waiver constitute a continuing waiver unless otherwise expressly provided.

.18	Counterparts

This Agreement may be executed and delivered by the parties in one or more counterparts, each of which when so executed and delivered will be an original, and those counterparts will together constitute one and the same instrument.

.19	Delivery

Delivery of this Agreement by facsimile transmission or functionally equivalent electronic means constitutes valid and effective delivery.

.20	Further Assurances

Each party will execute and deliver any further agreements and documents and provide any further assurances as may be reasonably required by the other party to give effect to this Agreement and, without limiting the generality of the foregoing, will do or cause to be done all acts and things, execute and deliver or cause to be executed and delivered all agreements and documents and provide all assurances, undertakings and information as may be required from time to time by all regulatory or governmental bodies or stock exchanges having jurisdiction over the affairs of a party or as may be required from time to time under applicable securities legislation.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF this Amalgamation Agreement has been executed by the parties hereto.

NOVICIUS CORP.

Per:
Name:
Title:

GROWN ROGUE CANADA INC.

Per:
Name:
Title:

NOVICIUS ACQUISITION CORP.

Per:
Name:
Title:

Exhibit C

NOVICIUS DEBT

[REDACTED]

EXHIBIT 3.44

SUSPENSION OF TRADING (NOVICIUS)

On December 30, 2016, the Issuer announced that it applied to the Ontario Securities Commission (the “OSC”) for a management cease trade order pursuant to National Policy 12-203 – Management Cease Trade Orders (the “MCTO”), as the Issuer was unable to file (i) its audited annual financial statements for the year ended August 31, 2016; (ii) the management discussion and analysis relating to the aforementioned audited financial statements; and (iii) certification of the foregoing filings as required by National Instrument 52-109 (collectively, the “Required Filings”). The request for the MCTO was denied by the OSC, and on January 9, 2017, the OSC issued a failure-to-file cease trade order (“FFCTO”) against the Issuer for a failure to file the Required Filings. As a result of the FFCTO, no trading in the securities of the Issuer was permitted while the FFCTO remained in effect. On March 20, 2017, the OSC revoked the FFCTO pursuant to a revocation order after the Issuer filed the Required Filings. Messrs. Uban, Cassina and Batra were directors of the Issuer during such time period.

EXHIBIT 3.52

INTELLECTUAL PROPERTY (NOVICIUS)

1)	Custom designed and built technology platform; and

2)	Social media subscribers

EXHIBIT 6.4

SUBSIDIARIES

Wholly-Owned Subsidiaries

●	Grown Rogue Gardens, LLC, an Oregon limited liability company

●	Grown Rogue Distribution, LLC, an Oregon limited liability company

●	GRU Properties, LLC, an Oregon limited liability company

●	GRIP, LLC, an Oregon limited liability company

●	Grown Rogue Meds, LLC, an Oregon limited liability company

Other Subsidiaries

●	GRD Cali, LLC, a California limited liability company

●	Idalia LLC, an Oregon limited liability company

EXHIBIT 6.10

CONVERTIBLE SECURITIES

1.	GRU currently has outstanding options, warrants and other convertible securities that, when exercised immediately prior to the closing of the Transaction, and including all currently issued and outstanding units of GRU, will constitute as of immediately prior to the closing of the Transaction 55,500,000 units of GRU.

2.	In addition to the information set forth in Item 1 of this Exhibit 6.10, GRU discloses the following additional convertible securities:

(a)	Convertible Debenture dated August 14, 2018 in the original principal amount of C$1,300,000 issued by GRU to [REDACTED] pursuant to that certain Convertible Debenture Purchase Agreement, dated August 14, 2018, between GRU and [REDACTED].

(b)	Convertible Debenture dated August 14, 2018 in the original principal amount of C$150,000 issued by GRU to [REDACTED] pursuant to that certain Convertible Debenture Purchase Agreement, dated August 14, 2018, between GRU and [REDACTED].

(c)	Convertible Debenture dated August 14, 2018 in the original principal amount of C$50,000 issued by GRU to [REDACTED] pursuant to that certain Convertible Debenture Purchase Agreement, dated August 14, 2018, between GRU and [REDACTED].

(d)	Subscription Receipt Certificate, dated August 14, 2018, issued by GRU to [REDACTED] evidencing 1,786,364 Subscription Receipts and issued pursuant to that certain Subscription Agreement, dated August 14, 2018, between GRU and [REDACTED].

(e)	Subscription Receipt Certificate, dated August 14, 2018, issued by GRU to [REDACTED] evidencing 297,727 Subscription Receipts and issued pursuant to that certain Subscription Agreement, dated August 14, 2018, between GRU and [REDACTED].

(f)	Subscription Receipt Certificate, dated August 14, 2018, issued by GRU to [REDACTED] evidencing 14,886 Subscription Receipts and issued pursuant to that certain Subscription Agreement, dated August 14, 2018, between GRU and [REDACTED].

(g)	Subscription Receipt Certificate, dated August 14, 2018, issued by GRU to [REDACTED] evidencing 297,727 Subscription Receipts and issued pursuant to that certain Subscription Agreement, dated August 14, 2018, between GRU and [REDACTED].

6.10 - 1

(h)	Subscription Receipt Certificate, dated August 14, 2018, issued by GRU to [REDACTED] evidencing 729,432 Subscription Receipts and issued pursuant to that certain Subscription Agreement, dated August 14, 2018, between GRU and [REDACTED].

(i)	Subscription Receipt Certificate, dated September 6, 2018, issued by GRU to [REDACTED] evidencing 600,000 Subscription Receipts and issued pursuant to that certain Subscription Agreement, dated September 6, 2018, between GRU and [REDACTED].

(j)	Subscription Receipt Certificate, dated September 11, 2018, issued by GRU to [REDACTED] evidencing 30,000 Subscription Receipts and issued pursuant to that certain Subscription Agreement, dated September 11, 2018, between GRU and [REDACTED].

(k)	Subscription Receipt Certificate, dated October 9, 2018, issued by GRU to [REDACTED] evidencing 15,000 Subscription Receipts and issued pursuant to that certain Subscription Agreement, dated October 9, 2018, between GRU and [REDACTED].

(l)	Option, Warrant Purchase and Preemptive Rights Agreement, dated October 26, 2018, among [REDACTED], GRU, and Jesse to acquire 1,675,979 common units.

6.10 - 2

EXHIBIT 6.13

ABSENCE OF UNDISCLOSED LIABILITIES

The information set forth in Exhibits 6.10, 6.20, and 6.21 is incorporated into this Exhibit 6.13 by this reference.

EXHIBIT 6.20

EMPLOYMENT CONTRACTS

None.

EXHIBIT 6.21

MATERIAL CONTRACTS

1.	The information set forth on Exhibits 6.10 is incorporated into this Exhibit 6.21 by this reference.

2.	Agency Agreement

3.	Technology License Agreement, dated December 1, 2017, between GRU and Cal-Green Farms, Inc.

4.	Lease Agreement No. HGF070317 between GRU Properties, LLC and Leasing Innovations

5.	Commercial Lease Agreement, dated January 1, 2017, between [REDACTED] and GRU Properties, LLC (“GRUP”) relating to [REDACTED] commonly known as [REDACTED], Grants Pass, Oregon 97527. This property is subleased by GRUP to Grown Rogue Gardens, LLC (“GR Gardens”), pursuant to that certain Commercial Sublease Agreement, dated March 1, 2017, between GRUP and GR Gardens.

6.	Commercial Lease Agreement, dated March 1, 2017, between J. Obie (“Jesse”) Strickler and GRUP relating to [REDACTED] in Jackson County, Oregon, commonly known as [REDACTED], Trail, Oregon 97541. This property is subleased by GRUP to GR Gardens pursuant to that certain Commercial Sublease Agreement, dated March 1, 2017, between GRUP and GR Gardens.

7.	Commercial Lease Agreement, dated January 31, 2017, between [REDACTED] and GRUP relating to certain property located at [REDACTED], Medford, Oregon 97501 ([REDACTED]). This property is subleased by GRUP to GR Gardens pursuant to that certain Commercial Sublease Agreement, dated January 31, 2017, between GRUP and GR Gardens.

8.	Security, Collateral Agency and Collateral Sharing Agreement, dated August 14, 2018, among GRU, as debtor, GRU Properties, LLC, Grown Rogue Distribution, LLC, Grown Rogue Gardens, LLC, GRIP, LLC, and Grown Rogue Meds, LLC, as debtor subsidiaries, [REDACTED], as agent, and the Purchasers (as defined therein).

9.	Employment Agreement, dated February 1, 2017, between GRU and [REDACTED].

10.	Employment Agreement, dated August 10, 2018, between GRU and [REDACTED].

6.21 - 1

EXHIBIT 6.37

VOTING AGREEMENTS

[REDACTED]

EXHIBIT 6.43

INTELLECTUAL PROPERTY

Trademarks:

1.	Grown Rogue

2.	The Right Experience Every Time

3.	Sizzleberry

Patents:

GRU filed a patent application (No. 15/897,906) for its nitrogen sealed glass containers on February 25, 2018, which application is pending review by the United States Patent and Trademark Office.